UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

Landa App LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street, New York, NY 10011
(Full mailing address of principal executive offices)

(646) 905-0931
(Issuer’s telephone number, including area code)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED HEREIN, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Factors that could cause or contribute to these differences include those contained in the section of THE COMPANY’s latest offering circular (the “Offering Circular”) FILED WITH the Securities and Exchange Commission (“SEC”) entitled “Risk Factors”, which section is incorporated herein by reference.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The series-level combined supplemental information is presented for purposes of additional analysis of the combined financial statements rather than to present the financial position, results of operations and cash flows of the individual series.

Overview

Landa App LLC (the “Company,” “we”, “us,” or “our”) is a Delaware series limited liability company. The Company was formed for the purpose of creating one or more series (a “Series”) and offering membership interests (“Shares”) in such Series and may form new Series from time to time. Each Series will be governed by the Master Agreement and the Series Designation or Series Operating Agreement for such Series.

The purpose of the Series is to acquire, hold and manage residential rental properties, including a single-family homes and duplexes (each a “Property”) and offer a unique investment opportunity for eligible investors to benefit from the performance of such Properties. The Series’ primary investment objective is to acquire desirable Properties that provide attractive, risk adjusted, returns. We intend to acquire Properties located in “metropolitan statistical areas” that provide economic growth and strong rental demand. Our objective is to manage each of the Properties in an effort to maximize net rental income and the amount of cash flow that is distributed to the holders of the Shares of the applicable Series. To that end, we will target Properties that we believe are in a stable condition as we determine through due diligence during the acquisition process. We will seek to acquire Properties that we believe will provide monthly net income distributions to investors, without holding periods, and without charging asset management fees. Real estate acquisitions will be on an opportunistic basis. However, there is no assurance that our management or acquisition objectives will be realized. We expect that the Company’s, and each Series’, sole source of income will be from rental income and any profits on the appreciation of any Property, if there is a disposition of the Property.

Each Series has been engaged primarily in acquiring its underlying Property from Landa Properties, LLC (“Landa Properties”) financed initially through promissory notes issued to Landa Holdings, Inc. (the “Manager”) and developing the financial, offering and other materials to begin offering Shares in such Series through the Landa Mobile App. See the Offering Circular under the headings “Description of the Properties” and “Use of Proceeds”, which can be found here and here, respectively, and are incorporated herein by reference, for a description of each of the Properties and information about their acquisition and financing.

We are a development-stage company, as we are devoting substantially all our efforts to establishing and maintaining our business and planned principal operations have only recently commenced. As such, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on the Manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including, but not limited to, the Manager’s ability to:

●	continue to identify and acquire high quality, attractive Properties at competitive prices to securitize on the Landa Mobile App;

●	market the Landa Mobile App and our offerings in individual Series and attract investors to the Landa Mobile App;

●	continue to develop the Landa Mobile App and provide the information and technology infrastructure to support the issuance of interests; and

●	continue to build our existing infrastructure to manage the Properties at a decreasing marginal cost per Property.

Series with Qualified Shares as of June 30, 2022

Shares in the Series listed below were qualified under Regulation A (“Regulation A”) of Section 3(6) of the Securities Act of 1933, as amended, as of June 30, 2022. For more information about each Series, please see the “Master Series Table” under “Current and Previous Series Offerings” of our Offering Circular, which can be found here and is incorporated herein by reference and the section entitled “Recent Developments” of this Semiannual Report.

Series(1)	Property
Landa App LLC - 115 Sardis Street Barnesville GA LLC(2)	115 Sardis Street, Barnesville, GA 30204
Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	1394 Oakview Circle, Forest Park, GA 30297
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC(3)	1701 Summerwoods Lane, Griffin, GA 30224
Landa App LLC - 1741 Park Lane Griffin GA LLC(3)	1741 Park Lane, Griffin, GA 30224
Landa App LLC - 209 Timber Wolf Trail Griffin GA LLC(2)	209 Timber Wolf Trail, Griffin, GA 30224
Landa App LLC - 2505 Oak Circle Ellenwood GA LLC(2)	2505 Oak Circle, Ellenwood, GA 30294
Landa App LLC - 271 Timber Wolf Trail Griffin GA LLC(2)	271 Timber Wolf Trail, Griffin, GA, 30224
Landa App LLC - 29 Holly Grove Road Griffin GA LLC(2)	29 Holly Grove Road, Griffin, GA 30224
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	1703 Summerwoods Lane, Griffin, GA, 30224
Landa App LLC - 1712 Summerwoods Lane Griffin GA LLC	1712 Summerwoods Lane, Griffin, GA, 30224
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	1743 Summerwoods Lane, Griffin, GA, 30224
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	1750 Summerwoods Lane, Griffin, GA, 30224
Landa App LLC - 4267 High Park Lane East Point GA LLC	4267 High Park Lane, East Point, GA, 30344
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	4474 Highwood Park Drive, Atlanta, GA, 30344
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	8569 Creekwood Way, Jonesboro, GA, 30238
Landa App LLC - 9439 Lakeview Road Union City GA LLC	9439 Lakeview Road, Union City, GA, 30291
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	10167 Port Royal Court, Jonesboro, GA, 30238
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	1246 Elgin Way, Riverdale, GA, 30296
Landa App LLC - 1910 Grove Way Hampton GA LLC	1910 Grove Way, Hampton, GA, 30228
Landa App LLC - 593 Country Lane Jonesboro GA LLC	593 Country Lane, Jonesboro, GA, 30238
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	6436 Stone Terrace, Morrow, GA, 30260
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	6440 Woodstone Terrace, Morrow, GA, 30260
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	6848 Sandy Creek Drive, Riverdale, GA, 30274
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	687 Utoy Court, Jonesboro, GA, 30238
Landa App LLC - 729 Winter Lane Jonesboro GA LLC	729 Winter Lane, Jonesboro, GA, 30238
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	7349 Exeter Court, Riverdale, GA, 30296
Landa App LLC - 8645 Embrey Drive Jonesboro GA LLC	8645 Embrey Drive, Jonesboro, GA, 30236
Landa App LLC - 8780 Churchill Place Jonesboro GA LLC	8780 Churchill Place, Jonesboro, GA, 30238
Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	8796 Parliament Place, Jonesboro, GA, 30238
Landa App LLC - 8641 Ashley Way Douglasville GA LLC	8641 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	8651 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8652 Ashley Way Douglasville GA LLC	8652 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8653 Ashley Way Douglasville GA LLC	8653 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8654 Ashley Way Douglasville GA LLC	8654 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8655 Ashley Way Douglasville GA LLC	8655 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8659 Ashley Way Douglasville GA LLC	8659 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8662 Ashley Way Douglasville GA LLC	8662 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8668 Ashley Way Douglasville GA LLC	8668 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8670 Ashley Way Douglasville GA LLC	8670 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8674 Ashley Way Douglasville GA LLC	8674 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8675 Ashley Way Douglasville GA LLC	8675 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8677 Ashley Way Douglasville GA LLC	8677 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8678 Ashley Way Douglasville GA LLC	8678 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8679 Ashley Way Douglasville GA LLC	8679 Ashley Way, Douglasville, GA, 30134
Landa App LLC - 8683 Ashley Way Douglasville GA LLC	8683 Ashley Way, Douglasville, GA, 30134

(1)	Each Series herein is also referred to below in shortened form as “Landa Series” followed by its street address only.
(2)	This Series withdrew its offering and did not sell any of its Shares.
(3)	This Series closed its offering prior to the sale of all 10,000 Shares. In April 2022, this Series sold and transferred title to its underlying Property to Landa Properties LLC (“Landa Properties”) and distributed the sale proceeds to each of the Series’ shareholders.

The Company, through its Series, commenced operations on July 10, 2020 (Inception).

Recent Developments

The tables below provide information with respect to recent developments of the Series including dividend payments, lease renewals, vacancies and defaults. These recent developments are incorporated by reference to their respective hyperlinked Form 1-U filed by the Company and incorporated herein by reference.

Form 1-U	Subject
Filing Date and hyperlink	Leasing Status	Distributions	Other
07/08/2021		X	Notes
07/22/2021		X
07/27/2021		X
09/09/2021	X
12/16/2021	X
01/04/2022	X
01/27/2022			Notes; Transfer of Title
02/01/2022	X	X
02/25/2022	X
03/01/2022	X	X
03/11/2022			Liquidation/Dissolution
04/05/2022	X	X
05/03/2022	X
05/05/2022		X
06/06/2022	X	X
07/07/2022	X	X
07/25/2022	X
08/05/2022	X
08/09/2022		X
09/07/2022	X

Market Outlook—Real Estate Finance Markets

While the ongoing impact of COVID-19 has created uncertainty about the overall stability of the economic and financial market, we remain encouraged by the fundamentals of the residential housing market and believe there will be an increased demand for residential rental properties, including single-family homes and duplexes. As we look ahead the next three years, we believe improving fundamentals, transactions, and residential real estate lending activities will continue to strengthen in core United States metro markets. We also expect high foreign direct investment in United States markets and real estate assets to continue. Further, the assistance provided by governmental support programs and commitments is expected to support U.S. capital markets over the immediate future.

If markets continue to strengthen, the competition for risk-adjusted yield will become increasingly fierce. We believe that innovative funding options and quicker closing timelines from the Manager allow for greater financing availability in a period of rising competition amongst capital providers.

However, risks related to inflation, interest rate hikes and regulatory uncertainty could adversely affect growth and the values of our investments. In the event market fundamentals deteriorate, our real estate portfolio may be impaired as a result of lower occupancy, lower rental rates, and/or declining values. Further, these circumstances may materially impact the cost and availability of credit to borrowers, hampering the ability of the Manager to acquire new investments with attractive risk-reward dynamics.

Over the short term, we remain cautiously optimistic about the opportunity to acquire investments offering attractive risk-adjusted returns in our targeted investment markets. However, we recognize disruptions in financial markets can occur at any time. By targeting modest leverage and short target investment durations, we believe we will remain well positioned, as compared to our competitors, in the event current market dynamics deteriorate.

Recently, the US experienced the fastest increase in prices since 1981, leading to inflation exceeding nine percent (9%) in June 2022 according to the U.S. Bureau of Labor Statistics. In response, the Federal Reserve raised interest rates by the largest amount since 1994, ending a near four-decade trend of falling, near-zero interest rates. This shift in interest rates drove mortgage rates to their highest levels in nearly 14 years. We believe that the net result of these increases in interest rates further deter home purchase activity generally, but particularly among millennials who are more likely to require debt, which ultimately may lead to an increase in demand for rentals.

Rising inflation may adversely affect a Series by increasing costs of goods, materials, labor, and fuel, which may increase such Series’ operating expenses. In addition, higher interest rates, may make it difficult or expensive for a Series to refinance any outstanding indebtedness, including the Acquisition Notes (as defined in the Offering Circular), with a new mortgage or other debt financing. As of the date of this Offering Circular, neither the Company nor any of the Series has been materially impacted by inflationary pressures or rising interest rates. The Manager will continue to monitor and assess economic conditions, and intends to take reasonable steps to mitigate any impact on a Series and/or its underlying Property, or the Company in general.

Impact of the COVID-19 Coronavirus Pandemic

The international spread of COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. The extent to which this pandemic could continue to affect our financial condition, liquidity, and results of operations is difficult to predict and depends on evolving factors, including, but not limited to, duration, scope, government actions, and other social responses. Beginning in March 2020, many states in the U.S., including Georgia, where our current Properties are located, implemented stay-at-home and shutdown orders for all “non-essential” business and activity in an aggressive effort to mitigate the spread of COVID-19. These orders have continued to evolve resulting in a full or partial lifting of these restrictions at various points over the past two years. Vaccinations for the COVID-19 virus have been widely distributed among the general U.S. population which has resulted in a loosening of previously mandated restrictions. However, the potential emergence of vaccine-resistant variants of COVID-19 could trigger restrictions to be put back in place. Such restrictions may include mandatory business shut-downs, reduced business operations and social distancing requirements.

The pandemic’s duration and severity and the extent of the adverse health impact on the general population and on the local population where our Properties are and will be located are unknown. These, among other items, will likely impact the economy, the unemployment rate and our operations, and could materially affect our future combined results of operations, financial condition, liquidity, investments and overall performance. In addition, our business may be affected by our ability to hire and/or maintain adequate staffing and by disruption in the supply chain for building, construction and related goods and materials. For more information, please see the section entitled “Risk Factors – The COVID-19 pandemic may adversely affect our business” of our Offering Circular, which is incorporated herein by reference.

Results of Operations

The following table sets forth key components of our results of operations during the six months ended June 30, 2022 and the six months ended June 30, 2021.

	For the Six Months Ended June 30,
	2022	2021
Revenue
Rental income	$253,134	$39,448
Total revenue	253,134	39,448

Expenses
Management fee	20,098	3,149
Repairs & maintenance	26,947	7,858
Homeowners association fee	7,737	-
Insurance expense	8,191	1,738
Real estate taxes	30,079	4,651
Depreciation expense	79,318	12,983
Interest expense	79,602	4,677
Other expenses	-	635
Total expenses	251,972	35,690

Net operating income	$1,162	$3,757

Gain on sale of real estate	142,750	-
Provision for income taxes	(28,720)	-

Net income	$115,192	$3,757

Revenues

Revenues are generated at the Series level and are derived from rental revenues. Rental revenues consist of rental amounts collected under the lease agreements related to each Series’ Property, net of any concessions and uncollectible amounts. Each Series enters into a lease agreement directly with the tenant. Each lease has a term of one year, and in certain cases, may extend to a month-to-month lease, and we expect to enter into new lease agreement with one-year terms as well. Our total revenue for all Series in the aggregate increased by $213,686, or 542%, to $253,134 for the six months ended June 30, 2022 from $39,448 for the six months ended June 30, 2021. The increase in revenue is primarily due to the addition of new Series with income-generating rental Properties.

Operating Expenses

Expenses are incurred at the Series level. The Operating Expenses (defined in the Offering Circular) incurred by each Series prior to such Series acquiring title to its underlying Property from Landa Properties are paid by the Manager. For more information about the operating expenses of the Series and the Properties, please see “Description of our Business – Operating Expenses” of our Offering Circular, which can be found here and is incorporated herein by reference.

Each Series is responsible for its own Operating Expenses once it acquires title to its underlying Property.

For the six months ended June 30, 2022 and for the six months ended June 30, 2021, the Series in the aggregate incurred $172,654 and $22,707, respectively, in Operating Expenses (on a total combined basis). The increase in expenses is primarily due to the addition of new Series.

The following table summarizes the Operating Expenses by category:

	For the Six Months Ended June 30,
	2022	2021
Operating Expenses
Management fee	$20,098	$3,149
Repairs & maintenance	26,947	7,858
Homeowners association fee	7,737	-
Insurance expense	8,191	1,738
Real estate taxes	30,079	4,651
Interest expense	79,602	4,677
Other expenses	-	635
Total Operating Expenses	$172,654	$22,707

The following table summarizes the Operating Expenses for each Series:

	For the Six Months Ended June 30,
Series	2022	2021
Landa Series 115 Sardis Street	$2,644	$5,530
Landa Series 1394 Oakview Circle	2,435	1,567
Landa Series 1701 Summerwoods Lane(1)	2,209	2,895
Landa Series 1741 Park Lane(1)	2,030	3,196
Landa Series 209 Timber Wolf Trail	2,638	1,703
Landa Series 2505 Oak Circle	3,235	2,601
Landa Series 271 Timber Wolf Trail	2,753	2,067
Landa Series 29 Holly Grove Road	3,157	3,147
Landa Series 1703 Summerwoods Lane(2)	3,579	-
Landa Series 1712 Summerwoods Lane(2)	3,317	-
Landa Series 1743 Summerwoods Lane(2)	3,585	-
Landa Series 1750 Summerwoods Lane(2)	3,614	-
Landa Series 4267 High Park Lane(2)	5,851	-
Landa Series 4474 Highwood Park Drive(2)	6,382	-
Landa Series 8569 Creekwood Way(2)	2,921	-
Landa Series 9439 Lakeview Road(2)	6,985	-
Landa Series 10167 Port Royal Court(2)	3,353	-
Landa Series 1246 Elgin Way(2)	3,909	-
Landa Series 1910 Grove Way(2)	10,147	-
Landa Series 593 Country Lane Drive(2)	3,216	-
Landa Series 6436 Stone Terrace(2)	3,417	-
Landa Series 6440 Woodstone Terrace(2)	9,232	-
Landa Series 6848 Sandy Creek Drive(2)	4,582	-
Landa Series 687 Utoy Court(2)	6,731	-
Landa Series 729 Winter Lane(2)	4,694	-
Landa Series 7349 Exeter Court(2)	3,152	-
Landa Series 8645 Embrey Drive(2)	3,534	-
Landa Series 8780 Churchill Place(2)	4,218	-
Landa Series 8796 Parliament Place(2)	3,244	-
Landa Series 8641 Ashley Way(2)	3,572	-
Landa Series 8651 Ashley Way(2)	2,935	-
Landa Series 8652 Ashley Way(2)	2,946	-
Landa Series 8653 Ashley Way(2)	2,890	-
Landa Series 8654 Ashley Way(2)	3,371	-
Landa Series 8655 Ashley Way(2)	2,868	-
Landa Series 8659 Ashley Way(2)	2,940	-
Landa Series 8662 Ashley Way(2)	3,201	-
Landa Series 8668 Ashley Way(2)	3,597	-
Landa Series 8670 Ashley Way(2)	3,420	-
Landa Series 8674 Ashley Way(2)	3,415	-
Landa Series 8675 Ashley Way(2)	3,687	-
Landa Series 8677 Ashley Way(2)	3,027	-
Landa Series 8678 Ashley Way(2)	3,669	-
Landa Series 8679 Ashley Way(2)	3,296	-
Landa Series 8683 Ashley Way(2)	3,056	-
Total Combined	$172,654	$22,707

1.	Operating expenses shown through April 15, 2022, in connection with the planned sale of the Property underlying Landa Series 1701 Summerwoods Lane, located at 1701 Summerwoods Lane, Griffin, GA 30224, and the Property underlying Landa Series 1741 Park Lane, located at 1741 Park Lane, Griffin, GA 30224.

2.	The series were qualified and commenced operations on January 9, 2022.

Gain on Sale

On April 15, 2022, in connection with the planned sale of the Property underlying Landa Series 1701 Summerwoods Lane, located at 1701 Summerwoods Lane, Griffin, GA 30224, and the Property underlying Landa Series 1741 Park Lane, located at 1741 Park Lane, Griffin, GA 30224, each Series recognized a gain on sale, which is summarized in the table below:

The following table summarizes the gain on sale:

	For the Six Months Ended June 30,
Series	2022	2021
Gain on sale of real estate	$142,750	$-
Total Gain on Sale	$142,750	$-

The following table summarizes the gain on sale for each Series:

For the Six Months Ended June 30,
Series	2022	2021
Landa Series 115 Sardis Street	$-	$-
Landa Series 1394 Oakview Circle	-	-
Landa Series 1701 Summerwoods Lane	70,269	-
Landa Series 1741 Park Lane	72,481	-
Landa Series 209 Timber Wolf Trail	-	-
Landa Series 2505 Oak Circle	-	-
Landa Series 271 Timber Wolf Trail	-	-
Landa Series 29 Holly Grove Road	-	-
Landa Series 1703 Summerwoods Lane	-	-
Landa Series 1712 Summerwoods Lane	-	-
Landa Series 1743 Summerwoods Lane	-	-
Landa Series 1750 Summerwoods Lane	-	-
Landa Series 4267 High Park Lane	-	-
Landa Series 4474 Highwood Park Drive	-	-
Landa Series 8569 Creekwood Way	-	-
Landa Series 9439 Lakeview Road	-	-
Landa Series 10167 Port Royal Court	-	-
Landa Series 1246 Elgin Way	-	-
Landa Series 1910 Grove Way	-	-
Landa Series 593 Country Lane Drive	-	-
Landa Series 6436 Stone Terrace	-	-
Landa Series 6440 Woodstone Terrace	-	-
Landa Series 6848 Sandy Creek Drive	-	-
Landa Series 687 Utoy Court	-	-
Landa Series 729 Winter Lane	-	-
Landa Series 7349 Exeter Court	-	-
Landa Series 8645 Embrey Drive	-	-
Landa Series 8780 Churchill Place	-	-
Landa Series 8796 Parliament Place	-	-
Landa Series 8641 Ashley Way	-	-
Landa Series 8651 Ashley Way	-	-
Landa Series 8652 Ashley Way	-	-
Landa Series 8653 Ashley Way	-	-
Landa Series 8654 Ashley Way	-	-
Landa Series 8655 Ashley Way	-	-
Landa Series 8659 Ashley Way	-	-
Landa Series 8662 Ashley Way	-	-
Landa Series 8668 Ashley Way	-	-
Landa Series 8670 Ashley Way	-	-
Landa Series 8674 Ashley Way	-	-
Landa Series 8675 Ashley Way	-	-
Landa Series 8677 Ashley Way	-	-
Landa Series 8678 Ashley Way	-	-
Landa Series 8679 Ashley Way	-	-
Landa Series 8683 Ashley Way	-	-
Total Combined	$142,750	$-

Net Income (Loss)

As a result of the cumulative effect of the foregoing factors, we generated aggregate net income of $115,192 and $3,757 for the six months ended June 30, 2022 and for the six months ended June 30, 2021, respectively.

The following table summarizes net income (loss) for each Series:

	For the Six Months Ended June 30,
Series	2022	2021
Landa Series 115 Sardis Street	$1,194	$(2,679)
Landa Series 1394 Oakview Circle	1,336	1,956
Landa Series 1701 Summerwoods Lane(1)	56,896	1,385
Landa Series 1741 Park Lane(1)	57,964	(760)
Landa Series 209 Timber Wolf Trail	293	1,202
Landa Series 2505 Oak Circle	2,740	1,313
Landa Series 271 Timber Wolf Trail	1,640	1,832
Landa Series 29 Holly Grove Road	(363)	(491)
Landa Series 1703 Summerwoods Lane(2)	436	-
Landa Series 1712 Summerwoods Lane(2)	280	-
Landa Series 1743 Summerwoods Lane(2)	660	-
Landa Series 1750 Summerwoods Lane(2)	25	-
Landa Series 4267 High Park Lane(2)	(1,161)	-
Landa Series 4474 Highwood Park Drive(2)	(1,714)	-
Landa Series 8569 Creekwood Way(2)	647	-
Landa Series 9439 Lakeview Road(2)	(2,735)	-
Landa Series 10167 Port Royal Court(2)	1,048	-
Landa Series 1246 Elgin Way(2)	1,317	-
Landa Series 1910 Grove Way(2)	(9,515)	-
Landa Series 593 Country Lane Drive(2)	1,049	-
Landa Series 6436 Stone Terrace(2)	1,653	-
Landa Series 6440 Woodstone Terrace(2)	(3,737)	-
Landa Series 6848 Sandy Creek Drive(2)	1,022	-
Landa Series 687 Utoy Court(2)	(2,923)	-
Landa Series 729 Winter Lane(2)	(2,392)	-
Landa Series 7349 Exeter Court(2)	1,496	-
Landa Series 8645 Embrey Drive(2)	1,056	-
Landa Series 8780 Churchill Place(2)	1,077	-
Landa Series 8796 Parliament Place(2)	1,178	-
Landa Series 8641 Ashley Way(2)	56	-
Landa Series 8651 Ashley Way(2)	1,155	-
Landa Series 8652 Ashley Way(2)	(508)	-
Landa Series 8653 Ashley Way(2)	864	-
Landa Series 8654 Ashley Way(2)	714	-
Landa Series 8655 Ashley Way(2)	782	-
Landa Series 8659 Ashley Way(2)	(742)	-
Landa Series 8662 Ashley Way(2)	396	-
Landa Series 8668 Ashley Way(2)	141	-
Landa Series 8670 Ashley Way(2)	57	-
Landa Series 8674 Ashley Way(2)	987	-
Landa Series 8675 Ashley Way(2)	(1,069)	-
Landa Series 8677 Ashley Way(2)	1,234	-
Landa Series 8678 Ashley Way(2)	(757)	-
Landa Series 8679 Ashley Way(2)	528	-
Landa Series 8683 Ashley Way(2)	887	-
Total Net Income (Loss)	$115,192	$3,757

1.	Net income shown through April 15, 2022, in connection with the planned sale of the Property underlying Landa Series 1701 Summerwoods Lane, located at 1701 Summerwoods Lane, Griffin, GA 30224, and the Property underlying Landa Series 1741 Park Lane, located at 1741 Park Lane, Griffin, GA 30224.

2.	The series were qualified and commenced operations on January 9, 2022.

Liquidity and Capital Resources

The Company commenced operations in July 2021. The Company did not commence its operations prior to the qualification of its initial Offering Statement. In addition, no Series commences its operations prior to the qualification of an offering statement (or amendment) in which such Series is included and the transfer of title of each of the Properties from Landa Properties to the applicable Series. Once a Series commences its planned principal operations, it will incur significant additional expenses. Until such time as a Series has the capacity to generate cash flows from operations, it may seek additional capital, including from the Manager.

The Company expects to incur significant additional expenses and will be dependent on additional capital resources. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. See Note 1  of the Financial Statements included in this Semiannual Report.

Prior to the closing of the first offering of each Series, each Series will distribute all cash held by such Series to the Manager, except for the initial reserve allocation for such Series.

In connection with the acquisition, or expected acquisition of its Property from Landa Properties, each Series issues an Acquisition Note to the Manager. The Acquisition Notes represent unsecured related-party loans between each respective Series and Landa Holdings. The Acquisition Notes bear an interest rate of up to four and a half percent (4.5%) per annum, provided that interest will not accrue on the Acquisition Notes issued by each Series, and no payment of amounts outstanding under such Acquisition Notes will be due, prior to the transfer to the applicable Series of title to its Property, and if such title transfer does not occur prior to the maturity of such Acquisition Note, such Acquisition Note will terminate with no obligation for the Series to make any payment thereunder.

Each Acquisition Note includes payment to the Manager of an Acquisition Fee ranging from five percent (5%) to ten percent (10%) of the purchase cost of the Property. The Acquisition Fee for each Series is calculated by the Manager, acting in its sole discretion, based on several factors including the purchase cost of the Property, as well as sourcing and due diligence costs incurred in connection with the acquisition of the Property. Please see the “Form of Promissory Note, by and between Landa Holdings, Inc. and a Landa App LLC Series (Acquisition Note)” which is included as an exhibit to this Semiannual Report for more information.

Each Series uses substantially all of the net proceeds from its offering to pay down all or a portion of the balance of its Acquisition Note.

We expect that in most instances, each Series will seek to further refinance any outstanding indebtedness. The Manager may from time to time modify a Series’ financing policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of its Property, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. The Series cannot exceed the leverage limit of its leverage policy unless any excess in borrowing over such level is approved by the Manager.

We expect the Series to hold each of the Properties indefinitely; however, the Manager, acting in its sole discretion, may dispose of a Property and dissolve a Series pursuant to the terms of the Master Agreement.

Further, each Series has certain fixed Operating Expenses, which in the case of the Series will be regardless of whether it is able to raise substantial funds in its offering.

Each Series expects to use its capital resources to make certain payments to the Manager in connection with the management of its Property and costs incurred by the Manager in providing services to it.

The Manager will receive fees and expense reimbursements pursuant to the Series’ management agreement.

Neither the Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of the membership interests.

The Manager or its affiliates may provide loans to the Series following its offering, which are used, among other things, to refinance any borrowings relating to such Series’ Property or, in the event a Series incurs a significant unforeseeable expense or vacancy, to be used by such Series to cover its debt obligations or other liabilities. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest no greater than seven percent (7%) on that loan at a rate to be determined solely by the Manager.

Cash Balances

As of June 30, 2022 and December 31, 2021, the Company itself had no cash or cash equivalents on hand. On a total combined basis, as of June 30, 2022, the Series, in the aggregate, had $727,344 on hand, as compared to $79,897 on hand as of December 31, 2021.

The following table summarizes the cash and cash equivalents by Series:

Series	June 30, 2022	December 31, 2021
Landa Series 115 Sardis Street	$5,750	$3,270
Landa Series 1394 Oakview Circle	3,500	3,148
Landa Series 1701 Summerwoods Lane	39,580	38,376
Landa Series 1741 Park Lane	23,008	21,582
Landa Series 209 Timber Wolf Trail	6,316	3,148
Landa Series 2505 Oak Circle	8,536	3,723
Landa Series 271 Timber Wolf Trail	7,100	3,649
Landa Series 29 Holly Grove Road	4,881	3,001
Landa Series 1703 Summerwoods Lane	3,462	-
Landa Series 1712 Summerwoods Lane	48,596	-
Landa Series 1743 Summerwoods Lane	3,705	-
Landa Series 1750 Summerwoods Lane	2,717	-
Landa Series 4267 High Park Lane	49,972	-
Landa Series 4474 Highwood Park Drive	7,126	-
Landa Series 8569 Creekwood Way	5,321	-
Landa Series 9439 Lakeview Road	57,953	-
Landa Series 10167 Port Royal Court	1,847	-
Landa Series 1246 Elgin Way	2,663	-
Landa Series 1910 Grove Way	12,753	-
Landa Series 593 Country Lane Drive	1,653	-
Landa Series 6436 Stone Terrace	1,093	-
Landa Series 6440 Woodstone Terrace	2,420	-
Landa Series 6848 Sandy Creek Drive	1,660	-
Landa Series 687 Utoy Court	2,671	-
Landa Series 729 Winter Lane	317	-
Landa Series 7349 Exeter Court	1,961	-
Landa Series 8645 Embrey Drive	1,945	-
Landa Series 8780 Churchill Place	3,573	-
Landa Series 8796 Parliament Place	32,905	-
Landa Series 8641 Ashley Way	42,100	-
Landa Series 8651 Ashley Way	5,370	-
Landa Series 8652 Ashley Way	30,860	-
Landa Series 8653 Ashley Way	5,451	-
Landa Series 8654 Ashley Way	5,925	-
Landa Series 8655 Ashley Way	44,779	-
Landa Series 8659 Ashley Way	27,098	-
Landa Series 8662 Ashley Way	41,028	-
Landa Series 8668 Ashley Way	22,530	-
Landa Series 8670 Ashley Way	16,528	-
Landa Series 8674 Ashley Way	6,192	-
Landa Series 8675 Ashley Way	48,907	-
Landa Series 8677 Ashley Way	48,032	-
Landa Series 8678 Ashley Way	18,749	-
Landa Series 8679 Ashley Way	6,819	-
Landa Series 8683 Ashley Way	11,992	-
Total Cash and Cash Equivalents	$727,344	$79,897

Escrow

As of June 30, 2022 and December 31, 2021, the Company itself had no escrow balances held on deposit with Lending One (the “Lender”). On a total combined basis, as of June 30, 2022 and December 31, 2021, respectively, the following Series, in the aggregate, had $39,546 and $0 held on deposit with the Lender.

The table below summarizes the escrow balances held on deposit with the Lender by the Series shown as of the dates indicated. Landa Series 115 Sardis Street, Landa Series 1701 Summerwoods Lane, and Landa Series 1741 Park Lane had no balances held on deposit as of either June 30, 2022 or December 31, 2021.

Series	June 30, 2022	December 31, 2021
Landa Series 1394 Oakview Circle	852	-
Landa Series 209 Timber Wolf Trail	461	-
Landa Series 2505 Oak Circle	595	-
Landa Series 271 Timber Wolf Trail	579	-
Landa Series 29 Holly Grove Road	726	-
Landa Series 1703 Summerwoods Lane	1,186	-
Landa Series 1712 Summerwoods Lane	1,193	-
Landa Series 1743 Summerwoods Lane	1,183	-
Landa Series 1750 Summerwoods Lane	1,259	-
Landa Series 4267 High Park Lane	794	-
Landa Series 4474 Highwood Park Drive	1,061	-
Landa Series 8569 Creekwood Way	623	-
Landa Series 9439 Lakeview Road	1,196	-
Landa Series 10167 Port Royal Court	1,121	-
Landa Series 1246 Elgin Way	1,354	-
Landa Series 1910 Grove Way	1,159	-
Landa Series 593 Country Lane Drive	1,262	-
Landa Series 6436 Stone Terrace	756	-
Landa Series 6440 Woodstone Terrace	546	-
Landa Series 6848 Sandy Creek Drive	273	-
Landa Series 687 Utoy Court	904	-
Landa Series 729 Winter Lane	1,075	-
Landa Series 7349 Exeter Court	1,171	-
Landa Series 8645 Embrey Drive	1,073	-
Landa Series 8780 Churchill Place	1,197	-
Landa Series 8796 Parliament Place	1,099	-
Landa Series 8641 Ashley Way	1,006	-
Landa Series 8651 Ashley Way	854	-
Landa Series 8652 Ashley Way	907	-
Landa Series 8653 Ashley Way	847	-
Landa Series 8654 Ashley Way	913	-
Landa Series 8655 Ashley Way	859	-
Landa Series 8659 Ashley Way	890	-
Landa Series 8662 Ashley Way	914	-
Landa Series 8668 Ashley Way	1,072	-
Landa Series 8670 Ashley Way	1,003	-
Landa Series 8674 Ashley Way	927	-
Landa Series 8675 Ashley Way	856	-
Landa Series 8677 Ashley Way	823	-
Landa Series 8678 Ashley Way	1,090	-
Landa Series 8679 Ashley Way	1,008	-
Landa Series 8683 Ashley Way	879	-
Total Escrow	$39,546	$-

Loans

Acquisition Notes

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are non- interest-bearing and are an unsecured obligation of the applicable Series.

Series	Principal Amount(1)	Annual Interest Rate	Loan Date(2)	Current Outstanding Amount(3)
Landa Series 115 Sardis Street(4)	$117,304	0.00%	07/10/2020	$117,304
Landa Series 1394 Oakview Circle	$80,088	0.00%	07/10/2020	$-
Landa Series 1701 Summerwoods Lane(5)	$95,491	0.00%	07/10/2020	$-
Landa Series 1741 Park Lane(5)	$116,574	0.00%	07/10/2020	$-
Landa Series 209 Timber Wolf Trail(4)	$119,827	0.00%	07/10/2020	$58,077
Landa Series 2505 Oak Circle(4)	$98,471	0.00%	07/10/2020	$21,770
Landa Series 271 Timber Wolf Trail(4)	$123,412	0.00%	07/10/2020	$61,012
Landa Series 29 Holly Grove Road(4)	$100,445	0.00%	07/10/2020	$15,945
Landa Series 1712 Summerwoods Lane	$113,697	4.50%	07/12/2021	$-
Landa Series 1743 Summerwoods Lane	$113,697	4.50%	07/12/2021	$-
Landa Series 1750 Summerwoods Lane	$113,697	4.50%	07/12/2021	$-
Landa Series 4267 High Park Lane	$151,875	4.50%	07/12/2021	$-
Landa Series 4474 Highwood Park Drive	$136,648	4.50%	07/12/2021	$-
Landa Series 8569 Creekwood Way	$83,351	4.50%	07/12/2021	$-
Landa Series 9439 Lakeview Road	$181,134	4.50%	07/12/2021	$-
Landa Series 10167 Port Royal Court	$110,600	4.50%	07/12/2021	$-
Landa Series 1246 Elgin Way	$133,535	4.50%	07/12/2021	$-
Landa Series 168 Brookview Drive	$105,126	4.50%	07/12/2021	$-
Landa Series 1910 Grove Way	$104,562	4.50%	07/12/2021	$-
Landa Series 268 Brookview Drive	$126,259	4.50%	07/12/2021	$-
Landa Series 593 Country Lane	$95,842	4.50%	07/12/2021	$-
Landa Series 6436 Stone Terrace	$60,479	4.50%	07/12/2021	$-
Landa Series 6440 Woodstone Terrace	$64,744	4.50%	07/12/2021	$-
Landa Series 6848 Sandy Creek Drive	$86,367	4.50%	07/12/2021	$-
Landa Series 687 Utoy Court	$115,422	4.50%	07/12/2021	$-
Landa Series 729 Winter Lane	$113,721	4.50%	07/12/2021	$-
Landa Series 7349 Exeter Court	$110,638	4.50%	07/12/2021	$-
Landa Series 773 Villa Way	$88,336	4.50%	07/12/2021	$-
Landa Series 8645 Embrey Drive	$118,895	4.50%	07/12/2021	$-
Landa Series 8780 Churchill Place	$132,557	4.50%	07/12/2021	$-
Landa Series 8796 Parliament Place	$109,839	4.50%	07/12/2021	$-
Landa Series 8641 Ashley Way	$146,307	4.50%	10/01/2021	$-
Landa Series 8651 Ashley Way	$122,325	4.50%	10/01/2021	$-
Landa Series 8652 Ashley Way	$136,029	4.50%	10/01/2021	$-
Landa Series 8653 Ashley Way	$121,183	4.50%	10/01/2021	$-
Landa Series 8654 Ashley Way	$136,029	4.50%	10/01/2021	$-
Landa Series 8655 Ashley Way	$132,552	4.50%	10/01/2021	$-
Landa Series 8658 Ashley Way	$136,029	4.50%	10/01/2021	$-
Landa Series 8659 Ashley Way	$145,165	4.50%	10/01/2021	$-
Landa Series 8662 Ashley Way	$140,597	4.50%	10/01/2021	$-
Landa Series 8668 Ashley Way	$157,614	4.50%	10/01/2021	$-
Landa Series 8670 Ashley Way	$158,870	4.50%	10/01/2021	$-
Landa Series 8674 Ashley Way	$134,887	4.50%	10/01/2021	$-
Landa Series 8675 Ashley Way	$132,603	4.50%	10/01/2021	$-
Landa Series 8677 Ashley Way	$124,609	4.50%	10/01/2021	$-
Landa Series 8678 Ashley Way	$168,006	4.50%	10/01/2021	$-
Landa Series 8679 Ashley Way	$134,887	4.50%	10/01/2021	$-
Landa Series 8683 Ashley Way	$128,971	4.50%	10/01/2021	$-

(1)	The principal amount will be due and payable by the Series within 30 days after demand by the Manager, as lender, at any time prior to the liquidation, dissolution or winding up of the Series.

(2)	Each Acquisition Note was entered into on the date set forth in the table above. Interest began to accrue on the Acquisition Notes when title to the Property was transferred to the Series.

(3)	The Current Outstanding Amount as of June 30, 2022.

(4)	Before any securities were issued, the Company withdrew this Series.

(5)	This Series closed its offering and made a liquidating distribution of expected proceeds from the sale of the underlying Property. For additional information, see the Form 1-U filed on March 11, 2022, available here.

Refinance Note

In January 2022, each of the following Series entered into a commercial promissory note (“Refinance Note”) with the Lender, the terms of which are listed in the table below. Each Refinance Note is secured by the Property underlying the respective Series.

Series	Principal Amount	Annual Interest Rate	Loan Date	Maturity Date	Mortgage Transfer(1)	Transfer Date(1)	Current Outstanding Amount(2)	Monthly Mortgage Interest Expense
Landa Series 1394 Oakview Circle	$44,015	4.80%	1/18/22	*	-	-	44,015	176
Landa Series 1701 Summerwoods Lane	52,703	4.80%	1/18/22	*	(52,703)	4/29/22	-	-
Landa Series 1741 Park Lane	66,476	4.80%	1/18/22	*	(66,476)	4/29/22	-	-
Landa Series 209 Timber Wolf Trail	61,750	4.80%	1/18/22	*	-	-	61,750	247
Landa Series 2505 Oak Circle	76,700	4.80%	1/18/22	*	-	-	76,700	307
Landa Series 271 Timber Wolf Trail	62,400	4.80%	1/18/22	*	-	-	62,400	250
Landa Series 29 Holly Grove Road	84,500	4.80%	1/18/22	*	-	-	84,500	338
Landa Series 1703 Summerwoods Lane	82,500	4.80%	1/12/22	*	-	-	82,500	330
Landa Series 1712 Summerwoods Lane	95,250	4.80%	1/12/22	*	-	-	95,250	381
Landa Series 1743 Summerwoods Lane	77,925	4.80%	1/12/22	*	-	-	77,925	312
Landa Series 1750 Summerwoods Lane	67,535	4.80%	1/12/22	*	-	-	67,535	270
Landa Series 4267 High Park Lane	77,925	4.80%	1/12/22	*	-	-	77,925	312
Landa Series 4474 Highwood Park Drive	77,925	4.80%	1/12/22	*	-	-	77,925	312
Landa Series 8569 Creekwood Way	82,500	4.80%	1/12/22	*	-	-	82,500	330
Landa Series 9439 Lakeview Road	104,250	4.80%	1/12/22	*	-	-	104,250	417
Landa Series 10167 Port Royal Court	93,750	4.80%	1/12/22	*	-	-	93,750	375
Landa Series 1246 Elgin Way	71,250	4.80%	1/12/22	*	-	-	71,250	285
Landa Series 1910 Grove Way	45,000	4.80%	1/13/22	*	-	-	45,000	180
Landa Series 593 Country Lane Drive	46,500	4.80%	1/13/22	*	-	-	46,500	186
Landa Series 6436 Stone Terrace	64,500	4.80%	1/13/22	*	-	-	64,500	258
Landa Series 6440 Woodstone Terrace	82,500	4.80%	1/13/22	*	-	-	82,500	330

Series	Principal Amount	Annual Interest Rate	Loan Date	Maturity Date	Mortgage Transfer(1)	Transfer Date(1)	Current Outstanding Amount	Monthly Mortgage Interest Expense
Landa Series 6848 Sandy Creek Drive	82,500	4.80%	1/13/22	*	-	-	82,500	330
Landa Series 687 Utoy Court	71,500	4.80%	1/13/22	*	-	-	71,500	286
Landa Series 729 Winter Lane	49,400	4.80%	1/12/22	*	-	-	49,400	198
Landa Series 7349 Exeter Court	96,357	4.80%	1/13/22	*	-	-	96,357	385
Landa Series 8645 Embrey Drive	84,750	4.80%	1/13/22	*	-	-	84,750	339
Landa Series 8780 Churchill Place	80,424	4.80%	1/13/22	*	-	-	80,424	322
Landa Series 8796 Parliament Place	76,700	4.80%	1/13/22	*	-	-	76,700	307
Landa Series 8641 Ashley Way	68,250	4.80%	1/13/22	*	-	-	68,250	273
Landa Series 8651 Ashley Way	89,529	4.80%	1/13/22	*	-	-	89,529	358
Landa Series 8652 Ashley Way	71,500	4.80%	1/14/22	*	-	-	71,500	286
Landa Series 8653 Ashley Way	81,900	4.80%	1/14/22	*	-	-	81,900	328
Landa Series 8654 Ashley Way	84,500	4.80%	1/14/22	*	-	-	84,500	338
Landa Series 8655 Ashley Way	99,392	4.80%	1/14/22	*	-	-	99,392	398
Landa Series 8659 Ashley Way	94,250	4.80%	1/14/22	*	-	-	94,250	377
Landa Series 8662 Ashley Way	87,750	4.80%	1/14/22	*	-	-	87,750	351
Landa Series 8668 Ashley Way	87,253	4.80%	1/14/22	*	-	-	87,253	349
Landa Series 8670 Ashley Way	81,942	4.80%	1/14/22	*	-	-	81,942	328
Landa Series 8674 Ashley Way	104,000	4.80%	1/14/22	*	-	-	104,000	416
Landa Series 8675 Ashley Way	88,770	4.80%	1/14/22	*	-	-	88,770	355
Landa Series 8677 Ashley Way	81,183	4.80%	1/14/22	*	-	-	81,183	325
Landa Series 8678 Ashley Way	94,500	4.80%	1/14/22	*	-	-	94,500	378
Landa Series 8679 Ashley Way	78,750	4.80%	1/13/22	*	-	-	78,750	315
Landa Series 8683 Ashley Way	124,425	4.80%	1/12/22	*	-	-	124,425	498
Total Refinance Note	3,477,379				(119,179)		3,358,200	13,433

(1)	On April 15, 2022, in connection with the planned sale of the Property underlying Landa Series 1701 Summerwoods Lane, located at 1701 Summerwoods Lane, Griffin, GA 30224, and the Property underlying Landa Series 1741 Park Lane, located at 1741 Park Lane, Griffin, GA 30224, each Series paid the holders of such Series a final distribution, based on such holder’s percentage ownership in such Series.

(2)	The Current Outstanding Amount as of June 30, 2022

*	This Refinance Note matures on the earlier of (i) February 1, 2027 and (ii) the date on which the unpaid principal balance of this Refinance Note becomes due and payable by acceleration or otherwise or the exercise by Lending One of any right or remedy under the Refinance Note and/or any other document or agreement entered into in connection with the Refinance Note.

Plan of Operations

We plan to launch an as of yet undetermined number of additional Series and related offerings in the next twelve (12) months with properties that we acquire from our affiliates, including Landa Properties. The proceeds from any additional offerings closed during the next twelve (12) months will be used for, among other things, the acquisition of Properties by the Series conducting the offerings. No investor in any Series will, by virtue of its interest in such Series, including its underlying Property, have any interest in, or rights to acquire an interest in, any other Series.

While each Series intends to hold its Property indefinitely, as each Property reaches what the Manager believes to be its optimum value, the Manager may consider disposing of such Property. Please see “Description of our Business – Our Manager – Disposition Policies” in our Offering Circular, which can be found here and is incorporated herein by reference, for more information about our disposition policy with respect to the Properties.

We expect that the rental income earned from each Series’ Property will satisfy each Series’ cash requirements. Each Series may seek additional capital in the form of debt financing from other financing sources to satisfy any additional cash requirements, including a related-party loan between each Series and the Manager.

Off-Balance Sheet Arrangements

Neither the Company nor any of the Series had during the periods presented, and does not currently have, any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates on the Company’s financial statements and the reported amounts of revenue and expenses during the reporting periods. We believe that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements.

For further information regarding “Related Party Arrangements,” please see Note 2, Summary of Significant Accounting Policies and Note 7, Related Party Transactions, in our financial statements.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments, effective July 10, 2020.

We determine revenue recognition through the following steps:

•	identification of a contract with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when or as the performance obligations are satisfied.

Operating Expenses

If the Operating Expenses exceed the amount of revenues generated from a Series and cannot be covered by any Reserves of such Series, the Manager may (a) pay such Operating Expenses and seek reimbursement and/or (b) loan the amount of the Operating Expenses to the applicable Series and be entitled to reimbursement of such amount from future revenues generated by such Series. In the case that the Manager provides a loan to a Series, the Series will be obligated to pay interest on that loan at a rate to be determined solely by the Manager, but which will be no greater than 7%.

Fees to the Manager

Monthly Management Fee: Each Series pays the Manager a monthly management fee ranging from five percent (5%) to ten percent (10%) of Gross Monthly Rent for each Property.

Acquisition Fee: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to an acquisition fee due to the Manager ranging from five percent (5%) to ten percent (10%) of the purchase price of the Property.

Property Diligence Expenses: The Acquisition Notes issued by each Series to the Manager in connection with the acquisition of its Property included amounts attributable to any and all fees, costs and expenses incurred in connection with the evaluation, discovery, and investigation of such Property incurred prior to such acquisition, including legal fees associated with the title insurance, appraisal costs and inspection costs, and any other expenses associated with the acquisition of a Property.

Brokerage Fee: The broker of record for each Offering is expected to receive a brokerage fee equal to 1% of the amount raised from investors through each Series’ Offering. We comply with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of a Series’ Offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an Offering or to expense if the Offering is not completed.

Administrative Costs: In accordance with FASB ASC 720, administrative costs, including accounting fees and legal fees, are expensed as incurred. See “Item 1. Business—Operating Expenses” for additional information.

For more information about the fees payable to the Manager, please see “Description of our Business – Our Manager – Manager Compensation” of our Offering Circular, which can be found here and is incorporated herein by reference.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Earnings (Loss) / Income per Membership Interest

Upon completion of an Offering, each Series intends to comply with accounting and disclosure requirements of ASC Topic 260, Earnings per Share. For each Series, earnings (loss) / income per interest will be computed by dividing net (loss) / income for a particular Series by the weighted average number of outstanding interests in that particular Series during the year.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We adopted this new standard upon formation in October 2019. The adoption of this standard did not have a material impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

We do not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying combined financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 2, Summary of Significant Accounting Policies and Note 7, Related Party Transactions, in our financial statements.

Subsequent Events

For further information regarding “Subsequent Events,” please see Note 11, Subsequent Events, in our financial statements.

Item 2. Other Information

None.

Item 3. Financial Statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED BALANCE SHEET

	June 30, 2022	December 31, 2021
	(Unaudited)
Assets
Cash & cash equivalents	$727,344	$79,897
Escrow	39,546	-
Accounts receivable, net	-	775
Due from related party	-	25,956
Investments in single-family residential properties	5,068,614	850,908
Accumulated depreciation	(105,857)	(38,472)

Total Assets	$5,729,647	$919,064

Liabilities
Due to related party	$795,714	$-
Other liabilities	44,674	24,459
Security deposit	41,713	5,025
Promissory note - related party	-	471,015
Notes Payable - related party	-	344,523
Acquisition note payable	274,108	-
Mortgage payable	3,358,200	-

Total Liabilities	4,514,409	845,022

Members’ equity	1,215,238	74,042

Total Liabilities and Members’ Equity	$5,729,647	$919,064

The accompanying notes are an integral part of these combined unaudited financial statements.

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED STATEMENT OF OPERATIONS

	For the six Months Ended
	June 30, 2022	June 30, 2021
	(Unaudited)	(Unaudited)

Rental income	$253,134	$39,448

Expenses
Management fee	20,098	3,149
Repairs & maintenance	26,947	7,858
Homeowners association fee	7,737	-
Insurance expense	8,191	1,738
Real estate taxes	30,079	4,651
Depreciation expense	79,318	12,983
Interest expense	79,602	4,677
Other expenses	-	635

Total expenses	251,972	35,690

Net operating income	1,162	3,757

Gain on sale of real estate	142,750	-
Provision for income taxes	(28,720)	-

Net income	$115,192	$3,757

The accompanying notes are an integral part of these combined unaudited financial statements.

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED STATEMENT OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021 (UNAUDITED)

Total Combined Members’ Equity
Opening balance December 31, 2021	$74,042

Proceeds from members’ interest	1,259,017

Distributions	(69,043)

Sale distribution	(128,537)

Distribution to manager	(35,434)

Net operating income for the six months ended June 30, 2022	1,162

Gain on sale	142,750

Provision for income taxes	(28,720)

Members’ equity as of June 30, 2022	$1,215,238

Total Combined Members’ Equity
Opening balance December 31, 2020	$(10,586)

Net income for the six months ended June 30, 2021	3,757

Members’ deficit as of June 30, 2021	$(6,829)

The accompanying notes are an integral part of these combined unaudited financial statements.

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINED STATEMENT OF CASH FLOWS

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$115,192	$3,757
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation	79,318	12,983
Amortization of debt discount	-	4,677
Gain on sale of real estate	(142,750)	-
Changes in assets and liabilities-
Increase in escrow	(39,546)	-
Decrease in accounts receivable, net	775	-
Decrease in other assets	-	842
(Increase) decrease in due from related party	4,219	(12,031)
Increase in other liabilities	56,902	4,352
Increase in due to related party	817,451	-
Net cash provided by operating activities	891,561	14,581

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(4,425,886)	-
Proceeds from sale of real estate	339,000	-

Net cash used in investing activities	(4,086,886)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	1,259,017	-
Shareholder Dividends	(233,014)	-
Repayment of promissory note - related party	(203,865)	-
Repayment of note - related party	(337,565)	-
Proceeds from mortgage	3,475,262	-
Repayment of mortgage	(117,062)	-

Net cash provided by financing activities	3,842,773	-

NET INCREASE IN CASH	647,447	14,581

CASH BALANCE - BEGINNING OF PERIOD	79,897	18,432

CASH BALANCE - END OF PERIOD	$727,344	$33,013

The accompanying notes are an integral part of these combined unaudited financial statements.

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

	Landa App LLC		Landa Series 115 Sardis Street		Landa Series 1394 Oakview Circle
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$-	$-	$5,750	$3,270	$3,500	$3,148
Escrow	-	-	-	-	852	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	-	-	-	6,022	7,451
Investments in single-family residential properties	-	-	115,146	115,146	78,444	78,444
Less: accumulated depreciation	-	-	(7,832)	(5,848)	(4,401)	(3,289)

Total Assets	$-	$-	$113,064	$112,568	$84,417	$85,754

Liabilities
Due to related party	$-	$-	$564	$463	$-	$-
Other liabilities	-	-	764	1,564	2,550	2,946
Security deposit	-	-	-	-	500	500
Promissory note - related party	-	-	-	64,789	-	44,015
Notes payable - related party	-	-	-	52,515	-	-
Acquisition note payable	-	-	117,304	-	-	-
Mortgage payable	-	-	-	-	44,015	-

Total Liabilities	-	-	118,632	119,331	47,065	47,461

Members’ Equity / (Deficit)	-	-	(5,568)	(6,763)	37,352	38,293

Total Liabilities and Members’ Equity / (Deficit)	$-	$-	$113,064	$112,568	$84,417	$85,754

The accompanying notes are an integral part of these combining unaudited financial statements.

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 1701 Summerwoods Lane		Landa Series 1741 Park Lane		Landa Series 209 Timber Wolf Trail
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$39,580	$38,376	$23,008	$21,582	$6,316	$3,148
Escrow	-	-	-	-	461	-
Accounts receivable	-	-	-	-	-	775
Due from related party	-	6,551	-	5,490	5,876	7,802
Investments in single-family residential properties	-	93,794	-	114,386	118,126	118,126
Less: accumulated depreciation	-	(4,134)	-	(5,604)	(6,807)	(5,088)

Total Assets	$39,580	$134,587	$23,008	$135,854	$123,972	$124,763

Liabilities
Due to related party	$25,356	$-	$8,512	$-	$-	$-
Other liabilities	14,224	3,169	14,496	2,649	1,369	2,453
Security deposit	-	950	-	-	775	775
Promissory note - related party	-	52,703	-	64,359	-	66,476
Notes payable - related party	-	42,788	-	52,215	-	53,351
Acquisition note payable	-	-	-	-	58,077	-
Mortgage payable	-	-	-	-	61,750	-

Total Liabilities	39,580	99,610	23,008	119,223	121,971	123,055

Members’ equity / (deficit)	-	34,977	-	16,631	2,001	1,708

Total Liabilities and Members’ Equity / (Deficit)	$39,580	$134,587	$23,008	$135,854	$123,972	$124,763

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 2505 Oak Circle		Landa Series 271 Timber Wolf Trail		Landa Series 29 Holly Grove Road
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$8,536	$3,723	$7,100	$3,649	$4,881	$3,001
Escrow	595	-	579	-	726	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	-	3,181	4,282	1,562	3,762
Investments in single-family residential properties	104,572	104,572	127,320	127,320	99,120	99,120
Less: accumulated depreciation	(5,961)	(4,437)	(7,411)	(5,520)	(6,089)	(4,552)

Total Assets	$107,742	$103,858	$130,769	$129,731	$100,200	$101,331

Liabilities
Due to related party	$10,433	$8,919	$-	$-	$-	$-
Other liabilities	1,002	1,372	7,675	8,277	1,261	2,029
Security deposit	1,250	1,250	950	950	600	600
Promissory note - related party	-	54,728	-	68,227	-	55,718
Notes payable - related party	-	43,742	-	55,185	-	44,727
Acquisition note payable	21,770	-	61,012	-	15,945	-
Mortgage payable	76,700	-	62,400	-	84,500	-

Total Liabilities	111,155	110,011	132,037	132,639	102,306	103,074

Members’ equity / (deficit)	(3,413)	(6,153)	(1,268)	(2,908)	(2,106)	(1,743)

Total Liabilities and Members’ Equity / (Deficit)	$107,742	$103,858	$130,769	$129,731	$100,200	$101,331

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 1703 Summerwoods Lane		Landa Series 1712 Summerwoods Lane		Landa Series 1743 Summerwoods Lane
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$3,462	$-	$48,596	$-	$3,705	$-
Escrow	1,186	-	1,193	-	1,183	-
Accounts receivable	-	-	-	-	-	-
Due from related party	1,597	-	-	-	-	-
Investments in single-family residential properties	111,604	-	111,604	-	111,604	-
Less: accumulated depreciation	(1,708)	-	(1,708)	-	(1,708)	-

Total Assets	$116,141	$-	$159,685	$-	$114,784	$-

Liabilities
Due to related party	$-	$-	$46,392	$-	$776	$-
Other liabilities	998	-	-	-	-	-
Security deposit	950	-	875	-	975	-
Promissory note - related party	-	-	-	-	-	-
Notes payable - related party	-	-	-	-	-	-
Acquisition note payable	-	-	-	-	-	-
Mortgage payable	77,925	-	67,535	-	77,925	-

Total Liabilities	79,873	-	114,802	-	79,676	-

Members’ equity / (deficit)	36,268	-	44,883	-	35,108	-

Total Liabilities and Members’ Equity / (Deficit)	$116,141	$-	$159,685	$-	$114,784	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 1750 Summerwoods Lane		Landa Series 4267 High Park Lane		Landa Series 4474 Highwood Park Drive
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$2,717	$-	$49,972	$-	$7,126	$-
Escrow	1,259	-	794	-	1,061	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	-	-	-	-	-
Investments in single-family residential properties	111,604	-	149,075	-	134,130	-
Less: accumulated depreciation	(1,708)	-	(2,282)	-	(2,053)	-

Total Assets	$113,872	$-	$197,559	$-	$140,264	$-

Liabilities
Due to related party	$164	$-	$47,108	$-	$4,664	$-
Other liabilities	-	-	-	-	-	-
Security deposit	875	-	1,207	-	1,125	-
Promissory note - related party	-	-	-	-	-	-
Notes payable - related party	-	-	-	-	-	-
Acquisition note payable	-	-	-	-	-	-
Mortgage payable	77,925	-	104,250	-	93,750	-

Total Liabilities	78,964	-	152,565	-	99,539	-

Members’ equity / (deficit)	34,908	-	44,994	-	40,725	-

Total Liabilities and Members’ Equity / (Deficit)	$113,872	$-	$197,559	$-	$140,264	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 8569 Creekwood Way		Landa Series 9439 Lakeview Road		Landa Series 10167 Port Royal Court
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$5,321	$-	$57,953	$-	$1,847	$-
Escrow	623	-	1,196	-	1,121	-
Accounts receivable	-	-	-	-	-	-
Due from related party		-	-	-	872	-
Investments in single-family residential properties	81,820	-	177,792	-	108,564	-
Less: accumulated depreciation	(1,252)	-	(2,722)	-	(1,662)	-

Total Assets	$86,512	$-	$234,219	$-	$110,742	$-

Liabilities
Due to related party	$3,099	$-	$57,719	$-	$-	$-
Other liabilities	-	-	100	-	-	-
Security deposit	835	-	1,207	-	1,050	-
Promissory note - related party	-	-	-	-	-	-
Notes payable - related party	-	-	-	-	-	-
Acquisition note payable	-	-	-	-	-	-
Mortgage payable	49,400	-	124,425	-	82,500	-

Total Liabilities	53,334	-	183,451	-	83,550	-

Members’ equity / (deficit)	33,178	-	50,768	-	27,192	-

Total Liabilities and Members’ Equity / (Deficit)	$86,512	$-	$234,219	$-	$110,742	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 1246 Elgin Way		Landa Series 1910 Grove Way		Landa Series 593 Country Lane Drive
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$2,663	$-	$12,753	$-	$1,653	$-
Escrow	1,354	-	1,159	-	1,262	-
Accounts receivable	-	-	-	-	-	-
Due from related party	751	-	-	-	534	-
Investments in single-family residential properties	131,074	-	102,638	-	94,079	-
Less: accumulated depreciation	(2,006)	-	(1,571)	-	(1,440)	-

Total Assets	$133,836	$-	$114,979	$-	$96,088	$-

Liabilities
Due to related party	$-	$-	$19,658	$-	$-	$-
Other liabilities	-	-	15	-	-	-
Security deposit	1,150	-	1,250	-	971	-
Promissory note - related party	-	-	-	-	-	-
Notes payable - related party	-	-	-	-	-	-
Acquisition note payable	-	-	-	-	-	-
Mortgage payable	95,250	-	82,500	-	71,250	-

Total Liabilities	96,400	-	103,423	-	72,221	-

Members’ equity / (deficit)	37,436	-	11,556	-	23,867	-

Total Liabilities and Members’ Equity / (Deficit)	$133,836	$-	$114,979	$-	$96,088	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 6436 Stone Terrace		Landa Series 6440 Woodstone Terrace		Landa Series 6848 Sandy Creek Drive
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$1,093	$-	$2,420	$-	$1,660	$-
Escrow	756	-	546	-	273	-
Accounts receivable	-	-	-	-	-	-
Due from related party	1,063	-	-	-	195	-
Investments in single-family residential properties	59,371	-	63,557	-	84,780	-
Less: accumulated depreciation	(904)	-	(967)	-	(1,290)	-

Total Assets	$61,379	$-	$65,556	$-	$85,618	$-

Liabilities
Due to related party	$-	$-	$4,913	$-	$-	$-
Other liabilities	-	-	220	-	-	-
Security deposit	1,000	-	1,100	-	1,025	-
Promissory note - related party	-	-	-	-	-	-
Notes payable - related party	-	-	-	-	-	-
Acquisition note payable	-	-	-	-	-	-
Mortgage payable	45,000	-	46,500	-	64,500	-

Total Liabilities	46,000	-	52,733	-	65,525	-

Members’ equity / (deficit)	15,379	-	12,823	-	20,093	-

Total Liabilities and Members’ Equity / (Deficit)	$61,379	$-	$65,556	$-	$85,618	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 687 Utoy Court		Landa Series 729 Winter Lane		Landa Series 7349 Exeter Court
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$2,671	$-	$317	$-	$1,961	$-
Escrow	904	-	1,075	-	1,171	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	-	-	-	819	-
Investments in single-family residential properties	113,297	-	111,627	-	108,601	-
Less: accumulated depreciation	(1,724)	-	(1,699)	-	(1,653)	-

Total Assets	$115,148	$-	$111,320	$-	$110,899	$-

Liabilities
Due to related party	$3,533	$-	$578	$-	$-	$-
Other liabilities	-	-	-	-	-	-
Security deposit	975	-	1,060	-	1,060	-
Promissory note - related party	-	-	-	-	-	-
Notes payable - related party	-	-	-	-	-	-
Acquisition note payable	-	-	-	-	-	-
Mortgage payable	82,500	-	82,500	-	71,500	-

Total Liabilities	87,008	-	84,138	-	72,560	-

Members’ equity / (deficit)	28,140	-	27,182	-	38,339	-

Total Liabilities and Members’ Equity / (Deficit)	$115,148	$-	$111,320	$-	$110,899	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 8645 Embrey Drive		Landa Series 8780 Churchill Place		Landa Series 8796 Parliament Place
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$1,945	$-	$3,573	$-	$32,905	$-
Escrow	1,073	-	1,197	-	1,099	-
Accounts receivable	-	-	-	-	-	-
Due from related party	930	-		-	-	-
Investments in single-family residential properties	116,705	-	130,114	-	107,817	-
Less: accumulated depreciation	(1,776)	-	(1,980)	-	(1,641)	-

Total Assets	$118,877	$-	$132,904	$-	$140,180	$-

Liabilities
Due to related party	$-	$-	$42	$-	$30,198	$-
Other liabilities	-	-	-	-	-	-
Security deposit	1,103	-	1,260	-	1,050	-
Promissory note - related party	-	-	-	-	-	-
Notes payable - related party	-	-	-	-	-	-
Acquisition note payable	-	-	-	-	-	-
Mortgage payable	84,750	-	94,500	-	78,750	-

Total Liabilities	85,853	-	95,802	-	109,998	-

Members’ equity / (deficit)	33,024	-	37,102	-	30,182	-

Total Liabilities and Members’ Equity / (Deficit)	$118,877	$-	$132,904	$-	$140,180	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 8641 Ashley Way		Landa Series 8651 Ashley Way		Landa Series 8652 Ashley Way
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$42,100	$-	$5,370	$-	$30,860	$-
Escrow	1,006	-	854	-	907	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	-	782	-	-	-
Investments in single-family residential properties	139,774	-	116,872	-	129,960	-
Less: accumulated depreciation	(2,127)	-	(1,779)	-	(1,978)	-

Total Assets	$180,753	$-	$122,099	$-	$159,749	$-

Liabilities
Due to related party	$49,033	$-	$-	$-	$59,438	$-
Other liabilities	-	-	-	-	-	-
Security deposit	975	-	800	-	925	-
Promissory note - related party	-	-	-	-	-	-
Notes payable - related party	-	-	-	-	-	-
Acquisition note payable	-	-	-	-	-	-
Mortgage payable	96,357	-	80,424	-	76,700	-

Total Liabilities	146,365	-	81,224	-	137,063	-

Members’ equity / (deficit)	34,388	-	40,875	-	22,686	-

Total Liabilities and Members’ Equity / (Deficit)	$180,753	$-	$122,099	$-	$159,749	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 8653 Ashley Way		Landa Series 8654 Ashley Way		Landa Series 8655 Ashley Way
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$5,451	$-	$5,925	$-	$44,779	$-
Escrow	847	-	913	-	859	-
Accounts receivable	-	-	-	-	-	-
Due from related party	5,209	-	999	-	-	-
Investments in single-family residential properties	115,782	-	129,959	-	121,234	-
Less: accumulated depreciation	(1,762)	-	(1,978)	-	(1,835)	-

Total Assets	$125,527	$-	$135,818	$-	$165,037	$-

Liabilities
Due to related party	$-	$-	$-	$-	$60,212	$-
Other liabilities	-	-	-	-	-	-
Security deposit	925	-	1,050	-	950	-
Promissory note - related party	-	-	-	-	-	-
Notes payable - related party	-	-	-	-	-	-
Acquisition note payable	-	-	-	-	-	-
Mortgage payable	68,250	-	89,529	-	71,500	-

Total Liabilities	69,175	-	90,579	-	132,662	-

Members’ equity / (deficit)	56,352	-	45,239	-	32,375	-

Total Liabilities and Members’ Equity / (Deficit)	$125,527	$-	$135,818	$-	$165,037	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 8659 Ashley Way		Landa Series 8662 Ashley Way		Landa Series 8668 Ashley Way
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$27,098	$-	$41,028	$-	$22,530	$-
Escrow	890	-	914	-	1,072	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	-	-	-	-	-
Investments in single-family residential properties	138,683	-	134,321	-	144,137	-
Less: accumulated depreciation	(2,099)	-	(2,033)	-	(2,181)	-

Total Assets	$164,572	$-	$174,230	$-	$165,558	$-

Liabilities
Due to related party	$65,240	$-	$55,101	$-	$59,307	$-
Other liabilities	-	-	-	-	-	-
Security deposit	900	-	975	-	1,025	-
Promissory note - related party	-	-	-	-	-	-
Notes payable - related party	-	-	-	-	-	-
Acquisition note payable	-	-	-	-	-	-
Mortgage payable	81,900	-	84,500	-	99,392	-

Total Liabilities	148,040	-	140,576	-	159,724	-

Members’ equity / (deficit)	16,532	-	33,654	-	5,834	-

Total Liabilities and Members’ Equity / (Deficit)	$164,572	$-	$174,230	$-	$165,558	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 8670 Ashley Way		Landa Series 8674 Ashley Way		Landa Series 8675 Ashley Way
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$16,528	$-	$6,192	$-	$48,907	$-
Escrow	1,003	-	927	-	856	-
Accounts receivable		-	-	-	-	-
Due from related party		-	722	-	-	-
Investments in single-family residential properties	151,771	-	128,869	-	126,687	-
Less: accumulated depreciation	(2,297)	-	(1,950)	-	(1,917)	-

Total Assets	$167,005	$-	$134,760	$-	$174,533	$-

Liabilities
Due to related party	$63,859	$-	$-	$-	$44,496	$-
Other liabilities	-	-	-	-	-	-
Security deposit	1,000	-	1,110	-	950	-
Promissory note - related party	-	-	-	-	-	-
Notes payable - related party	-	-	-	-	-	-
Acquisition note payable	-	-	-	-	-	-
Mortgage payable	94,250	-	87,750	-	87,253	-

Total Liabilities	159,109	-	88,860	-	132,699	-

Members’ equity / (deficit)	7,896	-	45,900	-	41,834	-

Total Liabilities and Members’ Equity / (Deficit)	$167,005	$-	$134,760	$-	$174,533	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 8677 Ashley Way		Landa Series 8678 Ashley Way		Landa Series 8679 Ashley Way
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$48,032	$-	$18,749	$-	$6,819	$-
Escrow	823	-	1,090	-	1,008	-
Accounts receivable	-	-	-	-	-	-
Due from related party	-	-	-	-	5	-
Investments in single-family residential properties	119,053	-	160,496	-	128,869	-
Less: accumulated depreciation	(1,802)	-	(2,429)	-	(1,950)	-

Total Assets	$166,106	$-	$177,906	$-	$134,751	$-

Liabilities
Due to related party	$41,447	$-	$64,713	$-	$-	$-
Other liabilities	-	-	-	-	-	-
Security deposit	1,050	-	925	-	1,000	-
Promissory note - related party	-	-	-	-	-	-
Notes payable - related party	-	-	-	-	-	-
Acquisition note payable	-	-	-	-	-	-
Mortgage payable	81,942	-	104,000	-	88,770	-

Total Liabilities	124,439	-	169,638	-	89,770	-

Members’ equity / (deficit)	41,667	-	8,268	-	44,981	-

Total Liabilities and Members’ Equity / (Deficit)	$166,106	$-	$177,906	$-	$134,751	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING BALANCE SHEETS

(CONTINUED)

	Landa Series 8683 Ashley Way		Total Combining Balance Sheet
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	(Unaudited)		(Unaudited)
Assets
Cash & cash equivalents	$11,992	$-	$727,344	$79,897
Escrow	879	-	39,546	-
Accounts receivable	-	-	-	775
Due from related party	-	-	31,119	35,338
Investments in single-family residential properties	117,962	-	5,068,614	850,908
Less: accumulated depreciation	(1,785)	-	(105,857)	(38,472)

Total Assets	$129,048	$-	$5,760,766	$928,446

Liabilities
Due to related party	$278	$-	$826,833	$9,382
Other liabilities	-	-	44,674	24,459
Security deposit	975	-	41,713	5,025
Promissory note - related party	-	-	-	471,015
Notes payable - related party	-	-	-	344,523
Acquisition note payable	-	-	274,108	-
Mortgage payable	81,183	-	3,358,200	-

Total Liabilities	82,436	-	4,545,528	854,404

Members’ equity / (deficit)	46,612	-	1,215,238	74,042

Total Liabilities and Members’ Equity / (Deficit)	$129,048	$-	$5,760,766	$928,446

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

	Landa App LLC		Landa Series 115 Sardis Street		Landa Series 1394 Oakview Circle
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$-	$-	$5,822	$4,840	$4,883	$4,650

Expenses
Management fee	-	-	402	387	390	372
Repairs & maintenance	-	-	-	3,115	-	-
Homeowners association fee	-	-	-	-	-	-
Insurance expense	-	-	206	231	193	200
Real estate taxes	-	-	471	540	784	606
Depreciation expense	-	-	1,984	1,988	1,112	1,128
Interest expense	-	-	1,565	1,257	1,068	389
Other expenses	-	-	-	-	-	-

Total expenses	-	-	4,628	7,519	3,547	2,694

Net operating income (loss)	-	-	1,194	(2,679)	1,336	1,956

Gain on sale of real estate	-	-	-	-	-	-
Provision for income taxes	-	-	-	-	-	-

Net income (loss)	$-	$-	$1,194	$(2,679)	$1,336	$1,956

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 1701 Summerwoods Lane(1)		Landa Series 1741 Park Lane(1)		Landa Series 209 Timber Wolf Trail
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$3,990	$5,700	$3,273	$4,350	$4,650	$4,650

Expenses
Management fee	319	456	243	348	372	372
Repairs & maintenance	149	948	-	881	-	-
Homeowners association fee	200	-	-	-	180	-
Insurance expense	108	206	124	227	161	224
Real estate taxes	591	671	605	864	415	410
Depreciation expense	930	1,420	1,264	1,914	1,719	1,745
Interest expense	842	314	1,058	876	1,510	530
Other expenses	-	300	-	-	-	168

Total expenses	3,139	4,315	3,294	5,110	4,357	3,449

Net operating income (loss)	851	1,385	(21)	(760)	293	1,202

Gain on sale of real estate	70,269	-	72,481	-	-	-
Provision for income taxes	(14,224)	-	(14,496)	-	-	-

Net income (loss)	$56,896	$1,385	$57,964	$(760)	$293	$1,202

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 2505 Oak Circle		Landa Series 271 Timber Wolf Trail		Landa Series 29 Holly Grove Road
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$7,500	$5,338	$6,284	$5,700	$4,331	$4,220

Expenses
Management fee	600	420	479	456	346	338
Repairs & maintenance	134	1,314	-	-	-	1,599
Homeowners association fee	-	-	180	-	-	-
Insurance expense	155	227	135	224	164	200
Real estate taxes	538	453	431	426	666	681
Depreciation expense	1,525	1,424	1,891	1,801	1,537	1,564
Interest expense	1,808	187	1,528	794	1,981	329
Other expenses	-	-	-	168	-	-

Total expenses	4,760	4,025	4,644	3,868	4,694	4,711

Net operating income (loss)	2,740	1,313	1,640	1,832	(363)	(491)

Gain on sale of real estate	-	-	-	-	-	-
Provision for income taxes	-	-	-	-	-	-

Net income (loss)	$2,740	$1,313	$1,640	$1,832	$(363)	$(491)

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 1703 Summerwoods Lane(2)		Landa Series 1712 Summerwoods Lane(2)		Landa Series 1743 Summerwoods Lane(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$5,723	$-	$5,305	$-	$5,953	$-

Expenses
Management fee	458	-	424	-	468	-
Repairs & maintenance	-	-	-	-	-	-
Homeowners association fee	300	-	300	-	300	-
Insurance expense	168	-	175	-	164	-
Real estate taxes	887	-	887	-	887	-
Depreciation expense	1,708	-	1,708	-	1,708	-
Interest expense	1,766	-	1,531	-	1,766	-
Other expenses	-	-	-	-	-	-

Total expenses	5,287	-	5,025	-	5,293	-

Net operating income	436	-	280	-	660	-

Gain on sale of real estate	-	-	-	-	-	-
Provision for income taxes	-	-	-	-	-	-

Net income	$436	$-	$280	$-	$660	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 1750 Summerwoods Lane(2)		Landa Series 4267 High Park Lane(2)		Landa Series 4474 Highwood Park Drive(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$5,347	$-	$6,972	$-	$6,721	$-

Expenses
Management fee	428	-	558	-	538	-
Repairs & maintenance	-	-	862	-	1,647	-
Homeowners association fee	300	-	900	-	900	-
Insurance expense	233	-	192	-	192	-
Real estate taxes	887	-	976	-	980	-
Depreciation expense	1,708	-	2,282	-	2,053	-
Interest expense	1,766	-	2,363	-	2,125	-
Other expenses	-	-	-	-	-	-

Total expenses	5,322	-	8,133	-	8,435	-

Net operating income (loss)	25	-	(1,161)	-	(1,714)	-

Gain on sale of real estate	-	-	-	-	-	-
Provision for income taxes	-	-	-	-	-	-

Net income (loss)	$25	$-	$(1,161)	$-	$(1,714)	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 8569 Creekwood Way(2)		Landa Series 9439 Lakeview Road(2)		Landa Series 10167 Port Royal Court(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$4,820	$-	$6,972	$-	$6,063	$-

Expenses
Management fee	386	-	558	-	485	-
Repairs & maintenance	-	-	1,855	-	-	-
Homeowners association fee	834	-	478	-	-	-
Insurance expense	226	-	184	-	200	-
Real estate taxes	355	-	1,090	-	798	-
Depreciation expense	1,252	-	2,722	-	1,662	-
Interest expense	1,120	-	2,820	-	1,870	-
Other expenses	-	-	-	-	-	-

Total expenses	4,173	-	9,707	-	5,015	-

Net operating income (loss)	647	-	(2,735)	-	1,048	-

Gain on sale of real estate	-	-	-	-	-	-
Provision for income taxes	-	-	-	-	-	-

Net income (loss)	$647	$-	$(2,735)	$-	$1,048	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 1246 Elgin Way(2)		Landa Series 1910 Grove Way(2)		Landa Series 593 Country Lane Drive(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$7,232	$-	$2,203	$-	$5,705	$-

Expenses
Management fee	550	-	167	-	484	-
Repairs & maintenance	-	-	6,541	-	-	-
Homeowners association fee	-	-	225	-	-	-
Insurance expense	215	-	389	-	184	-
Real estate taxes	985	-	955	-	933	-
Depreciation expense	2,006	-	1,571	-	1,440	-
Interest expense	2,159	-	1,870	-	1,615	-
Other expenses	-	-	-	-	-	-

Total expenses	5,915	-	11,718	-	4,656	-

Net operating income (loss)	1,317	-	(9,515)	-	1,049	-

Gain on sale of real estate	-	-	-	-	-	-
Provision for income taxes	-	-	-	-	-	-

Net income (loss)	$1,317	$-	$(9,515)	$-	$1,049	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 6436 Stone Terrace(2)		Landa Series 6440 Woodstone Terrace(2)		Landa Series 6848 Sandy Creek Drive(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$5,974	$-	$6,462	$-	$6,894	$-

Expenses
Management fee	462	-	508	-	551	-
Repairs & maintenance	-	-	5,748	-	1,555	-
Homeowners association fee	1,320	-	1,320	-	-	-
Insurance expense	166	-	158	-	200	-
Real estate taxes	455	-	450	-	823	-
Depreciation expense	904	-	967	-	1,290	-
Interest expense	1,014	-	1,048	-	1,453	-
Other expenses	-	-	-	-	-	-

Total expenses	4,321	-	10,199	-	5,872	-

Net operating income (loss)	1,653	-	(3,737)	-	1,022	-

Gain on sale of real estate	-	-	-	-	-	-
Provision for income taxes	-	-	-	-	-	-

Net income (loss)	$1,653	$-	$(3,737)	$-	$1,022	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 687 Utoy Court(2)		Landa Series 729 Winter Lane(2)		Landa Series 7349 Exeter Court(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$5,532	$-	$4,001	$-	$6,301	$-

Expenses
Management fee	450	-	320	-	504	-
Repairs & maintenance	3,618	-	1,560	-	-	-
Homeowners association fee	-	-	-	-	-	-
Insurance expense	188	-	209	-	211	-
Real estate taxes	616	-	746	-	826	-
Depreciation expense	1,724	-	1,699	-	1,653	-
Interest expense	1,859	-	1,859	-	1,611	-
Other expenses	-	-	-	-	-	-

Total expenses	8,455	-	6,393	-	4,805	-

Net operating income (loss)	(2,923)	-	(2,392)	-	1,496	-

Gain on sale of real estate	-	-	-	-	-	-
Provision for income taxes	-	-	-	-	-	-

Net income (loss)	$(2,923)	$-	$(2,392)	$-	$1,496	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 8645 Embrey Drive(2)		Landa Series 8780 Churchill Place(2)		Landa Series 8796 Parliament Place(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$6,366	$-	$7,275	$-	$6,063	$-

Expenses
Management fee	509	-	582	-	485	-
Repairs & maintenance	161	-	458	-	-	-
Homeowners association fee	-	-	-	-	-	-
Insurance expense	217	-	228	-	206	-
Real estate taxes	737	-	833	-	778	-
Depreciation expense	1,776	-	1,980	-	1,641	-
Interest expense	1,910	-	2,117	-	1,775	-
Other expenses	-	-	-	-	-	-

Total expenses	5,310	-	6,198	-	4,885	-

Net operating income	1,056	-	1,077	-	1,178	-

Gain on sale of real estate	-	-	-	-	-	-
Provision for income taxes	-	-	-	-	-	-

Net income	$1,056	$-	$1,077	$-	$1,178	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 8641 Ashley Way(2)		Landa Series 8651 Ashley Way(2)		Landa Series 8652 Ashley Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$5,755	$-	$5,869	$-	$4,416	$-

Expenses
Management fee	460	-	470	-	353	-
Repairs & maintenance	171	-	-	-	171	-
Homeowners association fee	-	-	-	-	-	-
Insurance expense	172	-	150	-	163	-
Real estate taxes	598	-	503	-	531	-
Depreciation expense	2,127	-	1,779	-	1,978	-
Interest expense	2,171	-	1,812	-	1,728	-
Other expenses	-	-	-	-	-	-

Total expenses	5,699	-	4,714	-	4,924	-

Net operating income (loss)	56	-	1,155	-	(508)	-

Gain on sale of real estate	-	-	-	-	-	-
Provision for income taxes	-	-	-	-	-	-

Net income (loss)	$56	$-	$1,155	$-	$(508)	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 8653 Ashley Way(2)		Landa Series 8654 Ashley Way(2)		Landa Series 8655 Ashley Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$5,516	$-	$6,063	$-	$5,485	$-

Expenses
Management fee	441	-	485	-	439	-
Repairs & maintenance	264	-	171	-	171	-
Homeowners association fee	-	-	-	-	-	-
Insurance expense	151	-	165	-	156	-
Real estate taxes	496	-	533	-	500	-
Depreciation expense	1,762	-	1,978	-	1,835	-
Interest expense	1,538	-	2,017	-	1,602	-
Other expenses	-	-	-	-	-	-

Total expenses	4,652	-	5,349	-	4,703	-

Net operating income	864	-	714	-	782	-

Gain on sale of real estate	-	-	-	-	-	-
Provision for income taxes	-	-	-	-	-	-

Net income	$864	$-	$714	$-	$782	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 8659 Ashley Way(2)		Landa Series 8662 Ashley Way(2)		Landa Series 8668 Ashley Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$4,297	$-	$5,630	$-	$5,919	$-

Expenses
Management fee	344	-	450	-	473	-
Repairs & maintenance	80	-	160	-	80	-
Homeowners association fee	-	-	-	-	-	-
Insurance expense	170	-	167	-	177	-
Real estate taxes	511	-	531	-	641	-
Depreciation expense	2,099	-	2,033	-	2,181	-
Interest expense	1,835	-	1,893	-	2,226	-
Other expenses	-	-	-	-	-	-

Total expenses	5,039	-	5,234	-	5,778	-

Net operating income (loss)	(742)	-	396	-	141	-

Gain on sale of real estate	-	-	-	-	-	-
Provision for income taxes	-	-	-	-	-	-

Net income (loss)	$(742)	$-	$396	$-	$141	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 8670 Ashley Way(2)		Landa Series 8674 Ashley Way(2)		Landa Series 8675 Ashley Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$5,774	$-	$6,352	$-	$4,535	$-

Expenses
Management fee	462	-	508	-	363	-
Repairs & maintenance	80	-	234	-	717	-
Homeowners association fee	-	-	-	-	-	-
Insurance expense	183	-	165	-	161	-
Real estate taxes	584	-	542	-	492	-
Depreciation expense	2,297	-	1,950	-	1,917	-
Interest expense	2,111	-	1,966	-	1,954	-
Other expenses	-	-	-	-	-	-

Total expenses	5,717	-	5,365	-	5,604	-

Net operating income (loss)	57	-	987	-	(1,069)	-

Gain on sale of real estate	-	-	-	-	-	-
Provision for income taxes	-	-	-	-	-	-

Net income (loss)	$57	$-	$987	$-	$(1,069)	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 8677 Ashley Way(2)		Landa Series 8678 Ashley Way(2)		Landa Series 8679 Ashley Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$6,063	$-	$5,341	$-	$5,774	$-

Expenses
Management fee	485	-	427	-	462	-
Repairs & maintenance	80	-	80	-	80	-
Homeowners association fee	-	-	-	-	-	-
Insurance expense	155	-	189	-	162	-
Real estate taxes	471	-	643	-	604	-
Depreciation expense	1,802	-	2,429	-	1,950	-
Interest expense	1,836	-	2,330	-	1,988	-
Other expenses	-	-	-	-	-	-

Total expenses	4,829	-	6,098	-	5,246	-

Net operating income (loss)	1,234	-	(757)	-	528	-

Gain on sale of real estate	-	-	-	-	-	-
Provision for income taxes	-	-	-	-	-	-

Net income (loss)	$1,234	$-	$(757)	$-	$528	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF OPERATIONS

(UNAUDITED)

(CONTINUED)

	Landa Series 8683 Ashley Way(2)		Total Combining Statements of Operations
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Rental income	$5,728	$-	$253,134	$39,448

Expenses
Management fee	450	-	20,098	3,149
Repairs & maintenance	120	-	26,947	7,858
Homeowners association fee	-	-	7,737	-
Insurance expense	154	-	8,191	1,738
Real estate taxes	514	-	30,079	4,651
Depreciation expense	1,785	-	79,318	12,983
Interest expense	1,818	-	79,602	4,677
Other expenses	-	-	-	635

Total expenses	4,841	-	251,972	35,690

Net operating income	887	-	1,162	3,757

Gain on sale of real estate	-	-	142,750	-
Provision for income taxes	-	-	(28,720)	-

Net income	$887	$-	$115,192	$3,757

1.	Operations shown through April 15, 2022, in connection with the planned sale of the Property underlying Landa Series 1701 Summerwoods Lane, located at 1701 Summerwoods Lane, Griffin, GA 30224, and the Property underlying Landa Series 1741 Park Lane, located at 1741 Park Lane, Griffin, GA 30224.

2.	The series were qualified and commenced operations on January 9, 2022.

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

AND JUNE 30, 2021 (UNAUDITED)

	Landa App LLC	Landa Series 115 Sardis Street	Landa Series 1394 Oakview Circle	Landa Series 1701 Summerwoods Lane(1)	Landa Series 1741 Park Lane(1)
Opening balance December 31, 2021	$-	$(6,763)	$38,293	$34,977	$16,631
Proceeds from sales of members’ interest	-	-	-	43	-
Distributions	-	-	(2,277)	(1,722)	(818)
Sale distribution	-	-	-	(87,854)	(40,683)
Distribution to manager	-	-	-	(2,340)	(33,094)
Net operating income (loss) for the six months ended June 30, 2022	-	1,194	1,336	851	(21)
Gain on sale	-	-	-	70,269	72,481
Provision for income taxes	-	-	-	(14,224)	(14,496)
Members’ equity / (deficit) as of June 30, 2022	$-	$(5,568)	$37,352	$-	$-

Opening balance December 31, 2020	$-	$(3,563)	$1,292	$(596)	$8
Net operating income (loss) for the six months ended June 30, 20221	-	(2,679)	1,956	1,385	(760)
Members’ equity / (deficit) as of June 30, 2021	$-	$(6,242)	$3,248	$789	$(752)

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

AND JUNE 30, 2021 (UNAUDITED) (CONTINUED)

	Landa Series 209 Timber Wolf Trail	Landa Series 2505 Oak Circle	Landa Series 271 Timber Wolf Trail	Landa Series 29 Holly Grove Road	Landa Series 1703 Summerwoods Lane(2)
Opening balance December 31, 2021	$1,708	$(6,153)	$(2,908)	$(1,743)	$-
Proceeds from sales of members’ interest	-	-	-	-	37,293
Distributions	-	-	-	-	(1,461)
Sale distribution	-	-	-	-	-
Distribution to manager	-	-	-	-	-
Net operating income (loss) for the six months ended June 30, 2022	293	2,740	1,640	(363)	436
Gain on sale	-	-	-	-	-
Provision for income taxes	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2022	$2,001	$(3,413)	$(1,268)	$(2,106)	$36,268

Opening balance December 31, 2020	$687	$(2,086)	$(5,166)	$(1,162)	$-
Net operating income (loss) for the six months ended June 30, 20221	1,202	1,313	1,832	(491)	-
Members’ equity / (deficit) as of June 30, 2021	$1,889	$(773)	$(3,334)	$(1,653)	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

AND JUNE 30, 2021 (UNAUDITED) (CONTINUED)

	Landa Series 1712 Summerwoods Lane(2)	Landa Series 1743 Summerwoods Lane(2)	Landa Series 1750 Summerwoods Lane(2)	Landa Series 4267 High Park Lane(2)	Landa Series 4474 Highwood Park Drive(2)
Opening balance December 31, 2021	$-	$-	$-	$-	$-
Proceeds from sales of members’ interest	46,207	35,846	35,840	47,597	43,401
Distributions	(1,604)	(1,398)	(957)	(1,442)	(962)
Sale distribution	-	-	-	-	-
Distribution to manager	-	-	-	-	-
Net operating income (loss) for the six months ended June 30, 2022	280	660	25	(1,161)	(1,714)
Gain on sale	-	-	-	-	-
Provision for income taxes	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2022	$44,883	$35,108	$34,908	$44,994	$40,725

Opening balance December 31, 2020	$-	$-	$-	$-	$-
Net operating income (loss) for the six months ended June 30, 20221	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2021	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

AND JUNE 30, 2021 (UNAUDITED) (CONTINUED)

	Landa Series 8569 Creekwood Way(2)	Landa Series 9439 Lakeview Road(2)	Landa Series 10167 Port Royal Court(2)	Landa Series 1246 Elgin Way(2)	Landa Series 1910 Grove Way(2)
Opening balance December 31, 2021	$-	$-	$-	$-	$-
Proceeds from sales of members’ interest	34,032	54,576	28,100	38,184	22,062
Distributions	(1,501)	(1,073)	(1,956)	(2,065)	(991)
Sale distribution	-	-	-	-	-
Distribution to manager	-	-	-	-	-
Net operating income (loss) for the six months ended June 30, 2022	647	(2,735)	1,048	1,317	(9,515)
Gain on sale	-	-	-	-	-
Provision for income taxes	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2022	$33,178	$50,768	$27,192	$37,436	$11,556

Opening balance December 31, 2020	$-	$-	$-	$-	$-
Net operating income (loss) for the six months ended June 30, 20221	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2021	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

AND JUNE 30, 2021 (UNAUDITED) (CONTINUED)

	Landa Series 593 Country Lane Drive(2)	Landa Series 6436 Stone Terrace(2)	Landa Series 6440 Woodstone Terrace(2)	Landa Series 6848 Sandy Creek Drive(2)	Landa Series 687 Utoy Court(2)
Opening balance December 31, 2021	$-	$-	$-	$-	$-
Proceeds from sales of members’ interest	24,592	15,481	18,243	21,867	32,865
Distributions	(1,774)	(1,755)	(1,683)	(2,796)	(1,802)
Sale distribution	-	-	-	-	-
Distribution to manager	-	-	-	-	-
Net operating income (loss) for the six months ended June 30, 2022	1,049	1,653	(3,737)	1,022	(2,923)
Gain on sale	-	-	-	-	-
Provision for income taxes	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2022	$23,867	$15,379	$12,823	$20,093	$28,140

Opening balance December 31, 2020	$-	$-	$-	$-	$-
Net operating income (loss) for the six months ended June 30, 20221	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2021	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

AND JUNE 30, 2021 (UNAUDITED) (CONTINUED)

	Landa Series 729 Winter Lane(2)	Landa Series 7349 Exeter Court(2)	Landa Series 8645 Embrey Drive(2)	Landa Series 8780 Churchill Place(2)	Landa Series 8796 Parliament Place(2)
Opening balance December 31, 2021	$-	$-	$-	$-	$-
Proceeds from sales of members’ interest	31,220	39,133	34,212	38,058	31,083
Distributions	(1,646)	(2,290)	(2,244)	(2,033)	(2,079)
Sale distribution	-	-	-	-	-
Distribution to manager	-	-	-	-	-
Net operating income (loss) for the six months ended June 30, 2022	(2,392)	1,496	1,056	1,077	1,178
Gain on sale	-	-	-	-	-
Provision for income taxes	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2022	$27,182	$38,339	$33,024	$37,102	$30,182

Opening balance December 31, 2020	$-	$-	$-	$-	$-
Net operating income (loss) for the six months ended June 30, 20221	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2021	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

AND JUNE 30, 2021 (UNAUDITED) (CONTINUED)

	Landa Series 8641 Ashley Way(2)	Landa Series 8651 Ashley Way(2)	Landa Series 8652 Ashley Way(2)	Landa Series 8653 Ashley Way(2)	Landa Series 8654 Ashley Way(2)
Opening balance December 31, 2021	$-	$-	$-	$-	$-
Proceeds from sales of members’ interest	35,779	41,951	24,893	57,383	46,500
Distributions	(1,447)	(2,231)	(1,699)	(1,895)	(1,975)
Sale distribution	-	-	-	-	-
Distribution to manager	-	-	-	-	-
Net operating income (loss) for the six months ended June 30, 2022	56	1,155	(508)	864	714
Gain on sale	-	-	-	-	-
Provision for income taxes	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2022	$34,388	$40,875	$22,686	$56,352	$45,239

Opening balance December 31, 2020	$-	$-	$-	$-	$-
Net operating income (loss) for the six months ended June 30, 20221	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2021	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

AND JUNE 30, 2021 (UNAUDITED) (CONTINUED)

	Landa Series 8655 Ashley Way(2)	Landa Series 8659 Ashley Way(2)	Landa Series 8662 Ashley Way(2)	Landa Series 8668 Ashley Way(2)	Landa Series 8670 Ashley Way(2)
Opening balance December 31, 2021	$-	$-	$-	$-	$-
Proceeds from sales of members’ interest	33,527	18,905	35,061	7,300	9,505
Distributions	(1,934)	(1,631)	(1,803)	(1,607)	(1,666)
Sale distribution	-	-	-	-	-
Distribution to manager	-	-	-	-	-
Net operating income (loss) for the six months ended June 30, 2022	782	(742)	396	141	57
Gain on sale	-	-	-	-	-
Provision for income taxes	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2022	$32,375	$16,532	$33,654	$5,834	$7,896

Opening balance December 31, 2020	$-	$-	$-	$-	$-
Net operating income (loss) for the six months ended June 30, 20221	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2021	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

AND JUNE 30, 2021 (UNAUDITED) (CONTINUED)

	Landa Series 8674 Ashley Way(2)	Landa Series 8675 Ashley Way(2)	Landa Series 8677 Ashley Way(2)	Landa Series 8678 Ashley Way(2)	Landa Series 8679 Ashley Way(2)
Opening balance December 31, 2021	$-	$-	$-	$-	$-
Proceeds from sales of members’ interest	47,178	44,557	42,664	10,119	46,153
Distributions	(2,265)	(1,654)	(2,231)	(1,094)	(1,700)
Sale distribution	-	-	-	-	-
Distribution to manager	-	-	-	-	-
Net operating income (loss) for the six months ended June 30, 2022	987	(1,069)	1,234	(757)	528
Gain on sale	-	-	-	-	-
Provision for income taxes	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2022	$45,900	$41,834	$41,667	$8,268	$44,981

Opening balance December 31, 2020	$-	$-	$-	$-	$-
Net operating income (loss) for the six months ended June 30, 20221	-	-	-	-	-
Members’ equity / (deficit) as of June 30, 2021	$-	$-	$-	$-	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 (UNAUDITED)

AND JUNE 30, 2021 (UNAUDITED) (CONTINUED)

	Landa Series 8683 Ashley Way(2)	Landa Series Total Combined
Opening balance December 31, 2021	$-	$74,042
Proceeds from sales of members’ interest	47,607	1,259,017
Distributions	(1,882)	(69,043)
Sale distribution	-	(128,537)
Distribution to manager	-	(35,434)
Net operating income (loss) for the six months ended June 30, 2022	887	1,162
Gain on sale	-	142,750
Provision for income taxes	-	(28,720)
Members’ equity / (deficit) as of June 30, 2022	$46,612	$1,215,238

Opening balance December 31, 2020	$-	$(10,586)
Net operating income (loss) for the six months ended June 30, 20221	-	3,757
Members’ equity / (deficit) as of June 30, 2021	$-	$(6,829)

The accompanying notes are an integral part of these combining unaudited financial statements

1.	Operations shown through April 15, 2022, in connection with the planned sale of the Property underlying Landa Series 1701 Summerwoods Lane, located at 1701 Summerwoods Lane, Griffin, GA 30224, and the Property underlying Landa Series 1741 Park Lane, located at 1741 Park Lane, Griffin, GA 30224.

2.	The series were qualified and commenced operations on January 9, 2022.

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Landa App LLC		Landa Series 115 Sardis Street
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$-	$-	$1,194	$(2,679)
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation	-	-	1,984	1,988
Amortization of debt discount	-	-	-	1,257
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	-	-	-	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	810
Decrease in due from related party	-	-	-	1,580
Increase (decrease) in other liabilities	-	-	(800)	540
Increase in due to related party	-	-	101	-
Net cash provided by operating activities	-	-	2,479	3,497

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in investments	-	-	-	-
Proceeds from sale of real estate	-	-	-	-
Net cash provided by investing activities	-	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	-	-	-	-
Shareholder Dividends	-	-	-	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	-	-	-	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	-	-	-	-

NET INCREASE IN CASH	-	-	2,480	3,497

CASH BALANCE - BEGINNING OF PERIOD	-	-	3,270	624

CASH BALANCE - END OF PERIOD	$-	$-	$5,750	$4,121

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 1394 Oakview Circle		Landa Series 1701 Summerwoods Lane(1)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,336	$1,956	$56,896	$1,385
Adjustments to reconcile net income to net cash provided by (used in) operating activities-
Depreciation	1,112	1,128	930	1,420
Amortization of debt discount	-	389	-	314
Gain on sale of real estate	-	-	(70,269)	-
Changes in assets and liabilities-	-	-	-	-
Increase in escrow	(852)	-	-	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
(Increase) decrease in due from related party	1,429	(3,296)	6,551	(4,127)
Increase (decrease) in other liabilities	(396)	605	10,105	671
Increase in due to related party	-	-	25,356	-
Net cash provided by (used in) operating activities	2,629	781	29,569	(337)

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	-	-	-	-
Proceeds from sale of real estate	-	-	159,000	-
Net cash provided by investing activities	-	-	159,000	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	-	-	43	-
Shareholder Dividends	(2,277)	-	(91,916)	-
Repayment of promissory note - related party	(44,015)	-	(95,491)	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	44,015	-	52,703	-
Repayment of mortgage	-	-	(52,703)	-
Net cash used in financing activities	(2,277)	-	(187,364)	-

NET INCREASE (DECREASE) IN CASH	352	781	1,204	(337)

CASH BALANCE - BEGINNING OF PERIOD	3,148	3,066	38,376	4,802

CASH BALANCE - END OF PERIOD	$3,500	$3,847	$39,580	$4,465

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 1741 Park Lane(1)		Landa Series 209 Timber Wolf Trail
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$57,964	$(760)	$293	$1,202
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation	1,264	1,914	1,719	1,745
Amortization of debt discount	-	876	-	530
Gain on sale of real estate	(72,481)
Changes in assets and liabilities-
Increase in escrow	-		(461)
Decrease in accounts receivable, net	-	-	775	-
Increase in other assets	-	-	-	(775)
(Increase) decrease in due from related party	5,489	(1,439)	1,926	(2,097)
Increase (decrease) in other liabilities	11,847	864	(1,084)	409
Increase in due to related party	8,512	-	-	-
Net cash provided by operating activities	12,595	1,455	3,168	1,014

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	-	-	-	-
Proceeds from sale of real estate	180,000	-	-	-
Net cash provided by investing activities	180,000	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	-	-	-	-
Shareholder Dividends	(74,595)	-	-	-
Repayment of promissory note - related party	(64,359)	-	-	-
Repayment of note - related party	(52,215)	-	(61,750)	-
Proceeds from mortgage	64,359	-	61,750	-
Repayment of mortgage	(64,359)	-	-	-
Net cash used in financing activities	(191,169)	-	-	-

NET INCREASE IN CASH	1,426	1,455	3,168	1,014

CASH BALANCE - BEGINNING OF PERIOD	21,582	2,137	3,148	3,737

CASH BALANCE - END OF PERIOD	$23,008	$3,592	$6,316	$4,751

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 2505 Oak Circle		Landa Series 271 Timber Wolf Trail
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,740	$1,313	$1,640	$1,832
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation	1,525	1,424	1,891	1,801
Amortization of debt discount	-	187	-	794
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(595)	-	(579)	-
Decrease in accounts receivable, net	-	-	-	-
(Increase) decrease in other assets	-	(1,083)	-	1,900
(Increase) decrease in due from related party	-	(20)	1,101	(2,075)
Increase (decrease) in other liabilities	(371)	453	(602)	426
Increase in due to related party	1,514	-	-	-
Net cash provided by operating activities	4,813	2,274	3,451	4,678

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	-	-	-	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	-	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	-	-	-	-
Shareholder Dividends	-	-	-	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	(76,700)	-	(62,400)	-
Proceeds from mortgage	76,700	-	62,400	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	-	-	-	-

NET INCREASE IN CASH	4,813	2,274	3,451	4,678

CASH BALANCE - BEGINNING OF PERIOD	3,723	70	3,649	1,230

CASH BALANCE - END OF PERIOD	$8,536	$2,344	$7,100	$5,908

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 29 Holly Grove Road		Landa Series 1703 Summerwoods Lane(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(363)	$(491)	$436	$-
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation	1,537	1,564	1,708	-
Amortization of debt discount	-	329	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(726)	-	(1,186)	-
Decrease in accounts receivable, net	-	-	-	-
Increase in other assets	-	(10)	-	-
(Increase) decrease in due from related party	2,201	(557)	(1,597)	-
Increase (decrease) in other liabilities	(768)	384	1,948	-
Increase in due to related party	-	-	-	-
Net cash provided by operating activities	1,881	1,219	1,309	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	-	-	(111,604)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	-	-	(111,604)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	-	-	37,293	-
Shareholder Dividends	-	-	(1,461)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	(84,500)	-	-	-
Proceeds from mortgage	84,500	-	77,925	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	-	-	113,757	-

NET INCREASE IN CASH	1,880	1,219	3,462	-

CASH BALANCE - BEGINNING OF PERIOD	3,001	2,766	-	-

CASH BALANCE - END OF PERIOD	$4,881	$3,985	$3,462	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 1712 Summerwoods Lane(2)		Landa Series 1743 Summerwoods Lane(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$280	$-	$660	$-
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation	1,708	-	1,708	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(1,193)	-	(1,183)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	-	-	-	-
Increase in other liabilities	875	-	975	-
Increase in due to related party	46,392	-	776	-
Net cash provided by operating activities	48,062	-	2,936	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(111,604)	-	(111,604)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(111,604)	-	(111,604)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	46,207	-	35,846	-
Shareholder Dividends	(1,604)	-	(1,398)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	67,535	-	77,925	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	112,138	-	112,373	-

NET INCREASE IN CASH	48,596	-	3,705	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$48,596	$-	$3,705	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 1750 Summerwoods Lane(2)		Landa Series 4267 High Park Lane(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$25	$-	$(1,161)	$-
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation	1,708	-	2,282	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(1,259)	-	(794)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	-	-	-	-
Increase in other liabilities	875	-	1,207	-
Increase in due to related party	164	-	47,108	-
Net cash provided by operating activities	1,513	-	48,642	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(111,604)	-	(149,075)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(111,604)	-	(149,075)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	35,840	-	47,597	-
Shareholder Dividends	(957)	-	(1,442)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	77,925	-	104,250	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	112,808	-	150,405	-

NET INCREASE IN CASH	2,717	-	49,972	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$2,717	$-	$49,972	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 4474 Highwood Park Drive(2)		Landa Series 8569 Creekwood Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(1,714)	$-	$647	$-
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation	2,053	-	1,252	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(1,061)	-	(623)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	-	-	-	-
Increase in other liabilities	1,125	-	835	-
Increase in due to related party	4,664	-	3,099	-
Net cash provided by operating activities	5,067	-	5,210	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(134,130)	-	(81,820)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(134,130)	-	(81,820)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	43,401	-	34,032	-
Shareholder Dividends	(962)	-	(1,501)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	93,750	-	49,400	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	136,189	-	81,931	-

NET INCREASE IN CASH	7,126	-	5,321	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$7,126	$-	$5,321	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 9439 Lakeview Road(2)		Landa Series 10167 Port Royal Court(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,735)	$-	$1,048	$-
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation	2,722	-	1,662	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(1,196)	-	(1,121)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	-	-	(872)	-
Increase in other liabilities	1,307	-	1,050	-
Increase in due to related party	57,719	-	-	-
Net cash provided by operating activities	57,817	-	1,767	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(177,792)	-	(108,564)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(177,792)	-	(108,564)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	54,576	-	28,100	-
Shareholder Dividends	(1,073)	-	(1,956)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	124,425	-	82,500	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	177,928	-	108,644	-

NET INCREASE IN CASH	57,953	-	1,847	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$57,953	$-	$1,847	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 1246 Elgin Way(2)		Landa Series 1910 Grove Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,317	$-	$(9,515)	$-
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation	2,006	-	1,571	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(1,354)	-	(1,159)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	(751)	-	-	-
Increase in other liabilities	1,150	-	1,265	-
Increase in due to related party	-	-	19,658	-
Net cash provided by operating activities	2,368	-	11,820	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(131,074)	-	(102,638)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(131,074)	-	(102,638)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	38,184	-	22,062	-
Shareholder Dividends	(2,065)	-	(991)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	95,250	-	82,500	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	131,369	-	103,571	-

NET INCREASE IN CASH	2,663	-	12,753	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$2,663	$-	$12,753	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 593 Country Lane Drive(2)		Landa Series 6436 Stone Terrace(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,049	$-	$1,653	$-
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation	1,440	-	904	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(1,262)	-	(756)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	(534)	-	(1,063)	-
Increase in other liabilities	971	-	1,000	-
Increase in due to related party	-	-	-	-
Net cash provided by operating activities	1,664	-	1,738	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(94,079)	-	(59,371)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(94,079)	-	(59,371)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	24,592	-	15,481	-
Shareholder Dividends	(1,774)	-	(1,755)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	71,250	-	45,000	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	94,068	-	58,726	-

NET INCREASE IN CASH	1,653	-	1,093	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$1,653	$-	$1,093	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 6440 Woodstone Terrace(2)		Landa Series 6848 Sandy Creek Drive(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,737)	$-	$1,022	$-
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation	967	-	1,290	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(546)	-	(273)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	-	-	(195)	-
Increase in other liabilities	1,320	-	1,025	-
Increase in due to related party	4,913	-	-	-
Net cash provided by operating activities	2,917	-	2,869	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(63,557)	-	(84,780)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(63,557)	-	(84,780)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	18,243	-	21,867	-
Shareholder Dividends	(1,683)	-	(2,796)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	46,500	-	64,500	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	63,060	-	83,571	-

NET INCREASE IN CASH	2,420	-	1,660	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$2,420	$-	$1,660	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 687 Utoy Court(2)		Landa Series 729 Winter Lane(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,923)	$-	$(2,392)	$-
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities-
Depreciation	1,724	-	1,699	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(904)	-	(1,075)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	-	-	-	-
Increase in other liabilities	975	-	1,060	-
Increase in due to related party	3,533	-	578	-
Net cash provided by (used in) operating activities	2,405	-	(130)	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(113,297)	-	(111,627)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(113,297)	-	(111,627)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	32,865	-	31,220	-
Shareholder Dividends	(1,802)	-	(1,646)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	82,500	-	82,500	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	113,563	-	112,074	-

NET INCREASE IN CASH	2,671	-	317	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$2,671	$-	$317	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 7349 Exeter Court(2)		Landa Series 8645 Embrey Drive(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,496	$-	$1,056	$-
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation	1,653	-	1,776	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(1,171)	-	(1,073)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	(819)	-	(930)	-
Increase in other liabilities	1,060	-	1,103	-
Increase in due to related party	-	-	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:	2,219	-	1,932	-
Decrease in investments
Proceeds from sale of real estate
Net cash used in investing activities	(108,601)	-	(116,705)	-
	-	-	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:	(108,601)	-	(116,705)	-
Shareholder Proceeds
Shareholder Dividends
Repayment of promissory note - related party	39,133	-	34,212	-
Repayment of note - related party	(2,290)	-	(2,244)	-
Proceeds from mortgage	-	-	-	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	71,500	-	84,750	-
	-	-	-	-
NET INCREASE IN CASH	108,343	-	116,718	-

CASH BALANCE - BEGINNING OF PERIOD	1,961	-	1,945	-

CASH BALANCE - END OF PERIOD	-	-	-	-

CASH FLOWS FROM OPERATING ACTIVITIES:	$1,961	$-	$1,945	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 8780 Churchill Place(2)		Landa Series 8796 Parliament Place(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,077	$-	$1,178	$-
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation	1,980	-	1,641	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(1,197)	-	(1,099)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	-	-	-	-
Increase in other liabilities	1,260	-	1,050	-
Increase in due to related party	42	-	30,198	-
Net cash provided by operating activities	3,162	-	32,968	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(130,114)	-	(107,817)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used ininvesting activities	(130,114)	-	(107,817)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	38,058	-	31,083	-
Shareholder Dividends	(2,033)	-	(2,079)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	94,500	-	78,750	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	130,525	-	107,754	-

NET INCREASE IN CASH	3,573	-	32,905	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$3,573	$-	$32,905	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 8641 Ashley Way(2)		Landa Series 8651 Ashley Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$56	$-	$1,155	$-
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation	2,127	-	1,779	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(1,006)	-	(854)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	-	-	(782)	-
Increase in other liabilities	975	-	800	-
Increase in due to related party	49,033	-	-	-
Net cash provided by operating activities	51,185	-	2,098	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(139,774)	-	(116,872)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(139,774)	-	(116,872)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	35,779	-	41,951	-
Shareholder Dividends	(1,447)	-	(2,231)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	96,357	-	80,424	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	130,689	-	120,144	-

NET INCREASE IN CASH	42,100	-	5,370	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$42,100	$-	$5,370	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 8652 Ashley Way(2)		Landa Series 8653 Ashley Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(508)	$-	$864	$-
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities-
Depreciation	1,978	-	1,762	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(907)	-	(847)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	-	-	(5,209)	-
Increase in other liabilities	800	-	925	-
Increase in due to related party	59,438	-	-	-
Net cash provided by (used in) operating activities	60,926	-	(2,505)	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(129,960)	-	(115,782)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(129,960)	-	(115,782)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	24,893	-	57,383	-
Shareholder Dividends	(1,699)	-	(1,895)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	76,700	-	68,250	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	99,894	-	123,738	-

NET INCREASE IN CASH	30,860	-	5,451	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$30,860	$-	$5,451	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 8654 Ashley Way(2)		Landa Series 8655 Ashley Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$714	$-	$782	$-
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation	1,978	-	1,835	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(913)	-	(859)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	(999)	-	-	-
Increase in other liabilities	1,050	-	950	-
Increase in due to related party	-	-	60,212	-
Net cash provided by operating activities	1,830	-	62,920	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(129,959)	-	(121,234)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(129,959)	-	(121,234)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	46,500	-	33,527	-
Shareholder Dividends	(1,975)	-	(1,934)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	89,529	-	71,500	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	134,054	-	103,093	-

NET INCREASE IN CASH	5,925	-	44,779	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$5,925	$-	$44,779	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 8659 Ashley Way(2)		Landa Series 8662 Ashley Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(742)	$-	$396	$-
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation	2,099	-	2,033	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(890)	-	(914)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	-	-	-	-
Increase in other liabilities	900	-	975	-
Increase in due to related party	65,240	-	55,101	-
Net cash provided by operating activities	66,607	-	57,591	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(138,683)	-	(134,321)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(138,683)	-	(134,321)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	18,905	-	35,061	-
Shareholder Dividends	(1,631)	-	(1,803)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	81,900	-	84,500	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	99,174	-	117,758	-

NET INCREASE IN CASH	27,098	-	41,028	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$27,098	$-	$41,028	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 8668 Ashley Way(2)		Landa Series 8670 Ashley Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$141	$-	$57	$-
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation	2,181	-	2,297	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(1,072)	-	(1,003)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	-	-	-	-
Increase in other liabilities	1,025	-	1,000	-
Increase in due to related party	59,307	-	63,859	-
Net cash provided by operating activities	61,582	-	66,210	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(144,137)	-	(151,771)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(144,137)	-	(151,771)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	7,300	-	9,505	-
Shareholder Dividends	(1,607)	-	(1,666)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	99,392	-	94,250	-
Repayment of mortgage	-	-	-	-
Net cash provided by (used in) financing activities	105,085	-	102,089	-

NET INCREASE IN CASH	22,530	-	16,528	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$22,530	$-	$16,528	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 8674 Ashley Way(2)		Landa Series 8675 Ashley Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$987	$-	$(1,069)	$-
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation	1,950	-	1,917	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(927)	-	(856)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	(722)	-	-	-
Increase in other liabilities	1,110	-	950	-
Increase in due to related party	-	-	44,496	-
Net cash provided by operating activities	2,398	-	45,438	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(128,869)	-	(126,687)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(128,869)	-	(126,687)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	47,178	-	44,557	-
Shareholder Dividends	(2,265)	-	(1,654)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	87,750	-	87,253	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	132,663	-	130,156	-

NET INCREASE IN CASH	6,192	-	48,907	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$6,192	$-	$48,907	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 8677 Ashley Way(2)		Landa Series 8678 Ashley Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,234	$-	$(757)	$-
Adjustments to reconcile net income (loss) to net cash provided by operating activities-
Depreciation	1,802	-	2,429	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(823)	-	(1,090)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	-	-	-	-
Increase in other liabilities	1,050	-	925	-
Increase in due to related party	41,447	-	64,713	-
Net cash provided by operating activities	44,710	-	66,220	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(119,053)	-	(160,496)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(119,053)	-	(160,496)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	42,664	-	10,119	-
Shareholder Dividends	(2,231)	-	(1,094)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	81,942	-	104,000	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	122,375	-	113,025	-

NET INCREASE IN CASH	48,032	-	18,749	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$48,032	$-	$18,749	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Landa Series 8679 Ashley Way(2)		Landa Series 8683 Ashley Way(2)
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$528	$-	$887	$-
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation	1,950	-	1,785	-
Amortization of debt discount	-	-	-	-
Gain on sale of real estate	-	-	-	-
Changes in assets and liabilities-
Increase in escrow	(1,008)	-	(879)	-
Decrease in accounts receivable, net	-	-	-	-
Decrease in other assets	-	-	-	-
Increase in due from related party	(5)	-	-	-
Increase in other liabilities	1,000	-	975	-
Increase in due to related party	-	-	278	-
Net cash provided by operating activities	2,465	-	3,046	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(128,869)	-	(117,962)	-
Proceeds from sale of real estate	-	-	-	-
Net cash used in investing activities	(128,869)	-	(117,962)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	46,153	-	47,607	-
Shareholder Dividends	(1,700)	-	(1,882)	-
Repayment of promissory note - related party	-	-	-	-
Repayment of note - related party	-	-	-	-
Proceeds from mortgage	88,770	-	81,183	-
Repayment of mortgage	-	-	-	-
Net cash provided by financing activities	133,223	-	126,908	-

NET INCREASE IN CASH	6,819	-	11,992	-

CASH BALANCE - BEGINNING OF PERIOD	-	-	-	-

CASH BALANCE - END OF PERIOD	$6,819	$-	$11,992	$-

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

COMBINING STATEMENTS OF CASH FLOWS

(UNAUDITED)

(CONTINUED)

	Total Combined Cash Flows
	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$115,192	$3,757
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation	79,318	12,983
Amortization of debt discount	-	4,677
Gain on sale of real estate	(142,750)	-
Changes in assets and liabilities-
Increase in escrow	(39,546)	-
Decrease in accounts receivable, net	775	-
Decrease in other assets	-	842
(Increase) decrease in due from related party	4,219	(12,031)
Increase in other liabilities	56,902	4,352
Increase in due to related party	817,451	-
Net cash provided by operating activities	891,561	14,581

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	(4,425,886)	-
Proceeds from sale of real estate	339,000	-
Net cash used in investing activities	(4,086,886)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Shareholder Proceeds	1,259,017	-
Shareholder Dividends	(233,014)	-
Repayment of promissory note - related party	(203,865)	-
Repayment of note - related party	(337,565)	-
Proceeds from mortgage	3,475,262	-
Repayment of mortgage	(117,062)	-
Net cash provided by financing activities	3,842,773	-

NET INCREASE IN CASH	647,447	14,581

CASH BALANCE - BEGINNING OF PERIOD	79,897	18,432

CASH BALANCE - END OF PERIOD	$727,344	$33,013

1.	Activity shown through April 15, 2022, in connection with the planned sale of the Property underlying Landa Series 1701 Summerwoods Lane, located at 1701 Summerwoods Lane, Griffin, GA 30224, and the Property underlying Landa Series 1741 Park Lane, located at 1741 Park Lane, Griffin, GA 30224.

2.	The series were qualified and commenced operations on January 9, 2022.

The accompanying notes are an integral part of these combining unaudited financial statements

LANDA APP LLC (LANDA APP)

LANDA APP SERIES GROUP (SERIES)

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. ORGANIZATION, NATURE OF ACTIVITIES AND GOING CONCERN

Landa App LLC (the “Company,” “us,” “we,” or “our”), is currently a Delaware series limited liability company organized on November 25, 2019. On April 30, 2020, the Company changed its name from Landa Properties A LLC. The Company is a wholly owned subsidiary of Landa Holdings, Inc. and currently operates under an operating agreement with Landa Holdings, Inc. (the “Manager”). The Manager serves as the asset manager for the real estate properties owned by the Company and each underlying Series (as defined below). The Company was formed to engage in the business of acquiring, managing and renting commercial and residential properties (the “Property”, and collectively, the “Properties”). The Company has created, and it is expected that the Company will continue to create, separate series of interests registered under the Company (each a “Series”), that each Property will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interest, or shares, in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series. The Company intends to treat each Series as a separate entity for U.S. federal income tax purposes and will elect to be treated as a corporation. The Company and each Series grouped together, (the “Landa App Series Group,”) are herein, referred to as (the “Combined Group.”)

On May 19, 2020, the Company filed Certificates of Registered Series Limited Liability Company with the Secretary of State of the State of Delaware to register each of the Series.

On July 10, 2020, the initial set of properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded, accordingly at their carryover basis.

The Company is a business that has not commenced planned principal operations and has not generated revenues or profits since inception. Once the Company commences its planned principal operations which will occur after qualification, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

Each Series has commenced its planned operations. However, each Series is dependent upon additional capital resources from its planned offering. Each Series is subject to significant risks and uncertainties, including failing to secure funding to commence the Series’ planned operations or failing to profitably operate the business

As a result, the accompanying financial statements for the Combined Group have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Going Concern

The Combined Group’s ability to continue as a going concern for the next twelve months is dependent upon, among other things, the ability to successfully implement the business model, raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Combined Group will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Combined Group to continue as a going concern for the next twelve months from the date the financial statements are issued.

The financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Combined Group be unable to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The combined financial statements of Landa App LLC and each of the Series are being presented on a combined basis, in accordance with U.S. GAAP (ASC 810, Consolidation) due to common control by Landa Holdings, Inc., in its capacity as manager to the Company and each Series.

The combined financial statements include the forty-five (45) single-family homes located in the Atlanta metropolitan area in the state of Georgia. Each Property was acquired by each respective Series as set forth in the table below:

Series Name		Series Inception Date	Acquisition Date
1	Landa Series 115 Sardis Street	May 19, 2020	July 10, 2020
2	Landa Series 1394 Oakview Circle	May 19, 2020	July 10, 2020
3	Landa Series 1701 Summerwoods Lane	May 19, 2020	July 10, 2020
4	Landa Series 1741 Park Lane	May 19, 2020	July 10, 2020
5	Landa Series 209 Timber Wolf Trail	May 19, 2020	July 10, 2020
6	Landa Series 2505 Oak Circle	May 19, 2020	July 10, 2020
7	Landa Series 271 Timber Wolf Trail	May 19, 2020	July 10, 2020
8	Landa Series 29 Holly Grove Road	May 19, 2020	July 10, 2020
9	Landa Series 1703 Summerwoods Lane	January 9, 2022	January 12, 2022
10	Landa Series 1712 Summerwoods Lane	January 9, 2022	January 12, 2022
11	Landa Series 1743 Summerwoods Lane	January 9, 2022	January 12, 2022
12	Landa Series 1750 Summerwoods Lane	January 9, 2022	January 12, 2022
13	Landa Series 4267 High Park Lane	January 9, 2022	January 12, 2022
14	Landa Series 4474 Highwood Park Drive	January 9, 2022	January 12, 2022
15	Landa Series 8569 Creekwood Way	January 9, 2022	January 12, 2022
16	Landa Series 9439 Lakeview Road	January 9, 2022	January 12, 2022
17	Landa Series 10167 Port Royal Court	January 9, 2022	January 12, 2022
18	Landa Series 1246 Elgin Way	January 9, 2022	January 12, 2022
19	Landa Series 1910 Grove Way	January 9, 2022	January 12, 2022
20	Landa Series 593 Country Lane Drive	January 9, 2022	January 12, 2022
21	Landa Series 6436 Stone Terrace	January 9, 2022	January 13, 2022
22	Landa Series 6440 Woodstone Terrace	January 9, 2022	January 13, 2022
23	Landa Series 6848 Sandy Creek Drive	January 9, 2022	January 13, 2022
24	Landa Series 687 Utoy Court	January 9, 2022	January 13, 2022
25	Landa Series 729 Winter Lane	January 9, 2022	January 13, 2022
26	Landa Series 7349 Exeter Court	January 9, 2022	January 13, 2022
27	Landa Series 8645 Embrey Drive	January 9, 2022	January 13, 2022
28	Landa Series 8780 Churchill Place	January 9, 2022	January 14, 2022
29	Landa Series 8796 Parliament Place	January 9, 2022	January 13, 2022
30	Landa Series 8641 Ashley Way	January 9, 2022	January 13, 2022
31	Landa Series 8651 Ashley Way	January 9, 2022	January 13, 2022
32	Landa Series 8652 Ashley Way	January 9, 2022	January 13, 2022
33	Landa Series 8653 Ashley Way	January 9, 2022	January 13, 2022
34	Landa Series 8654 Ashley Way	January 9, 2022	January 13, 2022
35	Landa Series 8655 Ashley Way	January 9, 2022	January 14, 2022
36	Landa Series 8659 Ashley Way	January 9, 2022	January 14, 2022
37	Landa Series 8662 Ashley Way	January 9, 2022	January 14, 2022
38	Landa Series 8668 Ashley Way	January 9, 2022	January 14, 2022
39	Landa Series 8670 Ashley Way	January 9, 2022	January 14, 2022
40	Landa Series 8674 Ashley Way	January 9, 2022	January 14, 2022
41	Landa Series 8675 Ashley Way	January 9, 2022	January 14, 2022
42	Landa Series 8677 Ashley Way	January 9, 2022	January 14, 2022
43	Landa Series 8678 Ashley Way	January 9, 2022	January 14, 2022
44	Landa Series 8679 Ashley Way	January 9, 2022	January 14, 2022
45	Landa Series 8683 Ashley Way	January 9, 2022	January 14, 2022

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of assets and depreciation expenses.

Cash and Cash Equivalents

Each Series held the following amount of cash and cash equivalents as of June 30, 2022 and December 31, 2021:

Series	June 30, 2022	December 31, 2021
Landa Series 115 Sardis Street	$5,750	$3,270
Landa Series 1394 Oakview Circle	3,500	3,148
Landa Series 1701 Summerwoods Lane	39,580	38,376
Landa Series 1741 Park Lane	23,008	21,582
Landa Series 209 Timber Wolf Trail	6,316	3,148
Landa Series 2505 Oak Circle	8,536	3,723
Landa Series 271 Timber Wolf Trail	7,100	3,649
Landa Series 29 Holly Grove Road	4,881	3,001
Landa Series 1703 Summerwoods Lane	3,462	-
Landa Series 1712 Summerwoods Lane	48,596	-
Landa Series 1743 Summerwoods Lane	3,705	-
Landa Series 1750 Summerwoods Lane	2,717	-
Landa Series 4267 High Park Lane	49,972	-
Landa Series 4474 Highwood Park Drive	7,126	-
Landa Series 8569 Creekwood Way	5,321	-
Landa Series 9439 Lakeview Road	57,953	-
Landa Series 10167 Port Royal Court	1,847	-
Landa Series 1246 Elgin Way	2,663	-
Landa Series 1910 Grove Way	12,753	-
Landa Series 593 Country Lane Drive	1,653	-
Landa Series 6436 Stone Terrace	1,093	-
Landa Series 6440 Woodstone Terrace	2,420	-
Landa Series 6848 Sandy Creek Drive	1,660	-
Landa Series 687 Utoy Court	2,671	-
Landa Series 729 Winter Lane	317	-
Landa Series 7349 Exeter Court	1,961	-
Landa Series 8645 Embrey Drive	1,945	-
Landa Series 8780 Churchill Place	3,573	-
Landa Series 8796 Parliament Place	32,905	-
Landa Series 8641 Ashley Way	42,100	-
Landa Series 8651 Ashley Way	5,370	-
Landa Series 8652 Ashley Way	30,860	-
Landa Series 8653 Ashley Way	5,451	-
Landa Series 8654 Ashley Way	5,925	-
Landa Series 8655 Ashley Way	44,779	-
Landa Series 8659 Ashley Way	27,098	-
Landa Series 8662 Ashley Way	41,028	-
Landa Series 8668 Ashley Way	22,530	-
Landa Series 8670 Ashley Way	16,528	-
Landa Series 8674 Ashley Way	6,192	-
Landa Series 8675 Ashley Way	48,907	-
Landa Series 8677 Ashley Way	48,032	-
Landa Series 8678 Ashley Way	18,749	-
Landa Series 8679 Ashley Way	6,819	-
Landa Series 8683 Ashley Way	11,992	-
Total Combined	$727,344	$79,897

Cash includes all cash balances. Restricted cash includes tenant security deposits.

As a matter of performing its duties, the Manager at time will collect and hold cash on behalf of the Property.

Revenue

Revenues are generated at the Series level. Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of the resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in the combined financial statements.

Real Estate Property Acquisitions

Upon acquisition from a third-party, we evaluate our acquired single-family residential properties for purposes of determining whether a transaction should be accounted for as an asset acquisition or business combination. Upon adoption of ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, our purchases of homes are treated as asset acquisitions and are recorded at their purchase price, which is allocated between land, building and improvements, and in-place lease intangibles (when a resident is in place at the acquisition date) based upon their relative fair values at the date of acquisition.

Fair value is determined in accordance with ASC 820, Fair Value Measurements and Disclosures, and is primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties subject to an existing lease, the Company utilizes its own market knowledge obtained from historical transactions, its internal construction program and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

The value of acquired lease-related intangibles is estimated based upon the costs we would have incurred to lease the property under similar terms. Such costs are capitalized and amortized over the remaining life of the lease. Acquired leases are generally short-term in nature (less than one year).

Upon acquisition from a related party, the Company considers this transaction between entities under common control. Under ASC 805-50-30-5, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests, in this case, the Series, shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer.

In July 2020, the initial set of properties were acquired from a related party by each of the respective Series. The acquisitions were accounted for as a commonly controlled transaction and recorded, accordingly at their carryover basis.

Real Estate Depreciation

Real estate properties are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of buildings, improvements and other assets. Buildings are depreciated over twenty-seven and half years and improvements and other assets are depreciated over their estimated economic useful lives, generally three to thirty years.

Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property.

Real Estate and Impairment

The Company continuously evaluates, by property, whether there are any events or changes in circumstances indicating that the carrying amount of the Series’ single-family residential properties may not be recoverable. To the extent an event or change in circumstance is identified, a residential property is considered to be impaired only if its carrying value cannot be recovered through estimated future undiscounted cash flows from the use and eventual disposition of the property. To the extent an impairment has occurred, the carrying amount of our investment in a property is adjusted to its estimated fair value. The process whereby we assess our single-family residential properties for impairment requires significant judgment and assessment of factors that are, at times, subject to significant uncertainty. We evaluate multiple information sources and perform a number of internal analyses, each of which are important components of our process with no one information source or analysis being necessarily determinative. No impairments on any property were recorded as of June 30, 2021 and December 31, 2020.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the year.

Income Taxes

The Company intends to be taxed as a “disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code of 1986. The elements of income and expense are included on the tax returns of the entity’s members.

Each individual Series has elected to be treated as a corporation for tax purposes. Each separate Series intends to be accounted for as described in ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Series recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. There were no uncertain tax positions as of June 30, 2021 and December 31, 2020.

The Series’ determinations regarding ASC 740 may be subject to review and adjustment at a later date based upon factors including, but not limited to, an on-going analysis of tax laws, regulations and interpretations thereof.

The Series is subject to incomes taxes for US Federal purposes and in the state of Georgia. The Series’ tax years are open for examinations for all periods since inception.

Organization and Offering Costs

The Manager will pay all costs incurred in connection with each Series’ organization, including, the Series’ registration fee and franchise tax in the states of Delaware and Georgia. In addition, the Manager will pay all costs incurred in connection with each Offering.

3. RECENT ACCOUNTING STANDARDS

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases” (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU was effective for annual and interim periods beginning after December 15, 2019, including interim periods within those fiscal years. In April 2020, the FASB voted to defer the effective date of ASC 842 for private companies and certain no-for-profit entities for one year. For private companies and private NFPs, the leasing standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. For public NFPs the leasing standard will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

4. FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and

Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

As of June 30, 2021 and December 31, 2020, each of the Series’ significant financial instruments consist of cash and cash equivalents, and related party payables. The carrying amount of each of the Series’ financial instruments approximates their fair values due to their short-term nature.

5. INVESTMENTS IN SINGLE-FAMILY RESIDENTIAL PROPERTIES

The following table sets forth the net carrying amounts associated with each Series’ property by component as of June 30, 2022 and December 31, 2021.

Series	June 30, 2022	December 31, 2021
Landa Series 115 Sardis Street	$107,314	$109,298
Landa Series 1394 Oakview Circle	74,043	75,155
Landa Series 1701 Summerwoods Lane	-	89,660
Landa Series 1741 Park Lane	-	108,782
Landa Series 209 Timber Wolf Trail	111,319	113,038
Landa Series 2505 Oak Circle	98,611	100,135
Landa Series 271 Timber Wolf Trail	119,909	121,800
Landa Series 29 Holly Grove Road	93,031	94,568
Landa Series 1703 Summerwoods Lane	109,896	-
Landa Series 1712 Summerwoods Lane	109,896	-
Landa Series 1743 Summerwoods Lane	109,896	-
Landa Series 1750 Summerwoods Lane	109,896	-
Landa Series 4267 High Park Lane	146,793	-
Landa Series 4474 Highwood Park Drive	132,077	-
Landa Series 8569 Creekwood Way	80,568	-
Landa Series 9439 Lakeview Road	175,070	-
Landa Series 10167 Port Royal Court	106,902	-
Landa Series 1246 Elgin Way	129,068	-
Landa Series 1910 Grove Way	101,067	-
Landa Series 593 Country Lane Drive	92,639	-
Landa Series 6436 Stone Terrace	58,467	-
Landa Series 6440 Woodstone Terrace	62,590	-
Landa Series 6848 Sandy Creek Drive	83,490	-
Landa Series 687 Utoy Court	111,573	-
Landa Series 729 Winter Lane	109,928	-
Landa Series 7349 Exeter Court	106,948	-
Landa Series 8645 Embrey Drive	114,929	-
Landa Series 8780 Churchill Place	128,134	-
Landa Series 8796 Parliament Place	106,176	-
Landa Series 8641 Ashley Way	137,647	-
Landa Series 8651 Ashley Way	115,093	-
Landa Series 8652 Ashley Way	127,982	-
Landa Series 8653 Ashley Way	114,020	-
Landa Series 8654 Ashley Way	127,981	-
Landa Series 8655 Ashley Way	119,399	-
Landa Series 8659 Ashley Way	136,584	-
Landa Series 8662 Ashley Way	132,288	-
Landa Series 8668 Ashley Way	141,956	-
Landa Series 8670 Ashley Way	149,474	-
Landa Series 8674 Ashley Way	126,919	-
Landa Series 8675 Ashley Way	124,770	-
Landa Series 8677 Ashley Way	117,251	-
Landa Series 8678 Ashley Way	158,067	-
Landa Series 8679 Ashley Way	126,919	-
Landa Series 8683 Ashley Way	116,177	-
Totals	$4,962,757	$812,436

During the six months ended from June 30, 2022 and June 30, 2021, each Series recognized the following in depreciation expense:

Series	For the Six Months Ended June 30, 2022	For the Six Months Ended June 30, 2021
Landa Series 115 Sardis Street	$1,984	$1,988
Landa Series 1394 Oakview Circle	1,112	1,128
Landa Series 1701 Summerwoods Lane	930	1,420
Landa Series 1741 Park Lane	1,264	1,914
Landa Series 209 Timber Wolf Trail	1,719	1,745
Landa Series 2505 Oak Circle	1,525	1,424
Landa Series 271 Timber Wolf Trail	1,891	1,801
Landa Series 29 Holly Grove Road	1,537	1,564
Landa Series 1703 Summerwoods Lane	1,708	-
Landa Series 1712 Summerwoods Lane	1,708	-
Landa Series 1743 Summerwoods Lane	1,708	-
Landa Series 1750 Summerwoods Lane	1,708	-
Landa Series 4267 High Park Lane	2,282	-
Landa Series 4474 Highwood Park Drive	2,053	-
Landa Series 8569 Creekwood Way	1,252	-
Landa Series 9439 Lakeview Road	2,722	-
Landa Series 10167 Port Royal Court	1,662	-
Landa Series 1246 Elgin Way	2,006	-
Landa Series 1910 Grove Way	1,571	-
Landa Series 593 Country Lane Drive	1,440	-
Landa Series 6436 Stone Terrace	904	-
Landa Series 6440 Woodstone Terrace	967	-
Landa Series 6848 Sandy Creek Drive	1,290	-
Landa Series 687 Utoy Court	1,724	-
Landa Series 729 Winter Lane	1,699	-
Landa Series 7349 Exeter Court	1,653	-
Landa Series 8645 Embrey Drive	1,776	-
Landa Series 8780 Churchill Place	1,980	-
Landa Series 8796 Parliament Place	1,641	-
Landa Series 8641 Ashley Way	2,127	-
Landa Series 8651 Ashley Way	1,779	-
Landa Series 8652 Ashley Way	1,978	-
Landa Series 8653 Ashley Way	1,762	-
Landa Series 8654 Ashley Way	1,978	-
Landa Series 8655 Ashley Way	1,835	-
Landa Series 8659 Ashley Way	2,099	-
Landa Series 8662 Ashley Way	2,033	-
Landa Series 8668 Ashley Way	2,181	-
Landa Series 8670 Ashley Way	2,297	-
Landa Series 8674 Ashley Way	1,950	-
Landa Series 8675 Ashley Way	1,917	-
Landa Series 8677 Ashley Way	1,802	-
Landa Series 8678 Ashley Way	2,429	-
Landa Series 8679 Ashley Way	1,950	-
Landa Series 8683 Ashley Way	1,785	-
Totals	$79,318	$12,983

6. MEMBERS' EQUITY (DEFICIT)

The Company is organized as a series limited liability company. As such, the liability of the members of the Company for the financial obligations of the Company is limited to each member’s contribution of capital.

7. RELATED PARTY TRANSACTIONS

Landa Holdings Inc., Manager

Acquisition Notes

Each Series financed 100% of the costs associated with the acquisition of its Property, including an acquisition fee and expenses associated with sourcing its Property, with an Acquisition Note issued by such Series to the Manager, the terms of which are listed in the table below. Each of these Acquisition Notes represents a related-party loan between each respective Series and the Manager. The Acquisition Notes are non-interest-bearing and are an unsecured obligation of the applicable Series.

The following table sets forth the net amounts as of June 30, 2022 and December 31, 2021.

Series	June 30, 2022	December 31, 2021
Landa Series 115 Sardis Street	$117,304	$52,515
Landa Series 1394 Oakview Circle	-	-
Landa Series 1701 Summerwoods Lane	-	42,788
Landa Series 1741 Park Lane	-	52,215
Landa Series 209 Timber Wolf Trail	58,077	53,351
Landa Series 2505 Oak Circle	21,770	43,742
Landa Series 271 Timber Wolf Trail	61,012	55,185
Landa Series 29 Holly Grove Road	15,945	44,727
Landa Series 1703 Summerwoods Lane	-	-
Landa Series 1712 Summerwoods Lane	-	-
Landa Series 1743 Summerwoods Lane	-	-
Landa Series 1750 Summerwoods Lane	-	-
Landa Series 4267 High Park Lane	-	-
Landa Series 4474 Highwood Park Drive	-	-
Landa Series 8569 Creekwood Way	-	-
Landa Series 9439 Lakeview Road	-	-
Landa Series 10167 Port Royal Court	-	-
Landa Series 1246 Elgin Way	-	-
Landa Series 1910 Grove Way	-	-
Landa Series 593 Country Lane Drive	-	-
Landa Series 6436 Stone Terrace	-	-
Landa Series 6440 Woodstone Terrace	-	-
Landa Series 6848 Sandy Creek Drive	-	-
Landa Series 687 Utoy Court	-	-
Landa Series 729 Winter Lane	-	-
Landa Series 7349 Exeter Court	-	-
Landa Series 8645 Embrey Drive	-	-
Landa Series 8780 Churchill Place	-	-
Landa Series 8796 Parliament Place	-	-
Landa Series 8641 Ashley Way	-	-
Landa Series 8651 Ashley Way	-	-
Landa Series 8652 Ashley Way	-	-
Landa Series 8653 Ashley Way	-	-
Landa Series 8654 Ashley Way	-	-
Landa Series 8655 Ashley Way	-	-
Landa Series 8659 Ashley Way	-	-
Landa Series 8662 Ashley Way	-	-
Landa Series 8668 Ashley Way	-	-
Landa Series 8670 Ashley Way	-	-
Landa Series 8674 Ashley Way	-	-
Landa Series 8675 Ashley Way	-	-
Landa Series 8677 Ashley Way	-	-
Landa Series 8678 Ashley Way	-	-
Landa Series 8679 Ashley Way	-	-
Landa Series 8683 Ashley Way	-	-
Total Combined	$274,108	$344,523

Related Party Refinance Notes

Each Series paid down, or otherwise discharged, a portion of the outstanding balance of its Acquisition Note with the proceeds from a related party refinance note issued by such Series to the Manager. Each of these related party refinance notes represented a related-party loan between each respective Series and the Manager. The related party refinance notes bore an interest rate of 4.50% and were an unsecured obligation of the applicable Series. In January 2022, the related party refinance notes were paid off with the Lender. See Note 9 below for further detail.

The following table sets forth the net amounts as of June 30, 2022 and December 31, 2021.

Series	June 30, 2022	December 31, 2021
Landa Series 115 Sardis Street	$-	$64,789
Landa Series 1394 Oakview Circle	-	44,015
Landa Series 1701 Summerwoods Lane	-	52,703
Landa Series 1741 Park Lane	-	64,359
Landa Series 209 Timber Wolf Trail	-	66,476
Landa Series 2505 Oak Circle	-	54,728
Landa Series 271 Timber Wolf Trail	-	68,227
Landa Series 29 Holly Grove Road	-	55,718
Landa Series 1703 Summerwoods Lane	-	-
Landa Series 1712 Summerwoods Lane	-	-
Landa Series 1743 Summerwoods Lane	-	-
Landa Series 1750 Summerwoods Lane	-	-
Landa Series 4267 High Park Lane	-	-
Landa Series 4474 Highwood Park Drive	-	-
Landa Series 8569 Creekwood Way	-	-
Landa Series 9439 Lakeview Road	-	-
Landa Series 10167 Port Royal Court	-	-
Landa Series 1246 Elgin Way	-	-
Landa Series 1910 Grove Way	-	-
Landa Series 593 Country Lane Drive	-	-
Landa Series 6436 Stone Terrace	-	-
Landa Series 6440 Woodstone Terrace	-	-
Landa Series 6848 Sandy Creek Drive	-	-
Landa Series 687 Utoy Court	-	-
Landa Series 729 Winter Lane	-	-
Landa Series 7349 Exeter Court	-	-
Landa Series 8645 Embrey Drive	-	-
Landa Series 8780 Churchill Place	-	-
Landa Series 8796 Parliament Place	-	-
Landa Series 8641 Ashley Way	-	-
Landa Series 8651 Ashley Way	-	-
Landa Series 8652 Ashley Way	-	-
Landa Series 8653 Ashley Way	-	-
Landa Series 8654 Ashley Way	-	-
Landa Series 8655 Ashley Way	-	-
Landa Series 8659 Ashley Way	-	-
Landa Series 8662 Ashley Way	-	-
Landa Series 8668 Ashley Way	-	-
Landa Series 8670 Ashley Way	-	-
Landa Series 8674 Ashley Way	-	-
Landa Series 8675 Ashley Way	-	-
Landa Series 8677 Ashley Way	-	-
Landa Series 8678 Ashley Way	-	-
Landa Series 8679 Ashley Way	-	-
Landa Series 8683 Ashley Way	-	-
Total Combined	$-	$471,015

Due from (Due to) Related Party

The Manager will provide short term non-interest-bearing loans to the Series to be repaid from operating cash flow. The following table sets forth the net amounts as of June 30, 2022 and December 31, 2021.

	June 30, 2022	December 31, 2021
Series	Due From (Due to) Related Party (net)	Due From (Due to) Related Party (net)
Landa Series 115 Sardis Street	$(564)	$(463)
Landa Series 1394 Oakview Circle	6,022	7,451
Landa Series 1701 Summerwoods Lane	(25,356)	6,551
Landa Series 1741 Park Lane	(8,512)	5,490
Landa Series 209 Timber Wolf Trail	5,876	7,802
Landa Series 2505 Oak Circle	(10,433)	(8,919)
Landa Series 271 Timber Wolf Trail	3,181	4,282
Landa Series 29 Holly Grove Road	1,562	3,762
Landa Series 1703 Summerwoods Lane	1,597	-
Landa Series 1712 Summerwoods Lane	(46,392)	-
Landa Series 1743 Summerwoods Lane	(776)	-
Landa Series 1750 Summerwoods Lane	(164)	-
Landa Series 4267 High Park Lane	(47,108)	-
Landa Series 4474 Highwood Park Drive	(4,664)	-
Landa Series 8569 Creekwood Way	(3,099)	-
Landa Series 9439 Lakeview Road	(57,719)	-
Landa Series 10167 Port Royal Court	872	-
Landa Series 1246 Elgin Way	751	-
Landa Series 1910 Grove Way	(19,658)	-
Landa Series 593 Country Lane Drive	534	-
Landa Series 6436 Stone Terrace	1,063	-
Landa Series 6440 Woodstone Terrace	(4,913)	-
Landa Series 6848 Sandy Creek Drive	195	-
Landa Series 687 Utoy Court	(3,533)	-
Landa Series 729 Winter Lane	(578)	-
Landa Series 7349 Exeter Court	819	-
Landa Series 8645 Embrey Drive	930	-
Landa Series 8780 Churchill Place	(42)	-
Landa Series 8796 Parliament Place	(30,198)	-
Landa Series 8641 Ashley Way	(49,033)	-
Landa Series 8651 Ashley Way	782	-
Landa Series 8652 Ashley Way	(59,438)	-
Landa Series 8653 Ashley Way	5,209	-
Landa Series 8654 Ashley Way	999	-
Landa Series 8655 Ashley Way	(60,212)	-
Landa Series 8659 Ashley Way	(65,240)	-
Landa Series 8662 Ashley Way	(55,101)	-
Landa Series 8668 Ashley Way	(59,307)	-
Landa Series 8670 Ashley Way	(63,859)	-
Landa Series 8674 Ashley Way	722	-
Landa Series 8675 Ashley Way	(44,496)	-
Landa Series 8677 Ashley Way	(41,447)	-
Landa Series 8678 Ashley Way	(64,713)	-
Landa Series 8679 Ashley Way	5	-
Landa Series 8683 Ashley Way	(278)	-
Total Combined	$(795,714)	$25,956

8. OTHER LIABILITIES

Each of the Series’ balance in other liabilities is as follows:

Series	June 30, 2022	December 31, 2021
Landa Series 115 Sardis Street	$764	$1,564
Landa Series 1394 Oakview Circle	2,550	2,946
Landa Series 1701 Summerwoods Lane	14,224	3,169
Landa Series 1741 Park Lane	14,496	2,649
Landa Series 209 Timber Wolf Trail	1,369	2,453
Landa Series 2505 Oak Circle	1,002	1,372
Landa Series 271 Timber Wolf Trail	7,675	8,277
Landa Series 29 Holly Grove Road	1,261	2,029
Landa Series 1703 Summerwoods Lane	998	-
Landa Series 1712 Summerwoods Lane	-	-
Landa Series 1743 Summerwoods Lane	-	-
Landa Series 1750 Summerwoods Lane	-	-
Landa Series 4267 High Park Lane	-	-
Landa Series 4474 Highwood Park Drive	-	-
Landa Series 8569 Creekwood Way	-	-
Landa Series 9439 Lakeview Road	100	-
Landa Series 10167 Port Royal Court	-	-
Landa Series 1246 Elgin Way	-	-
Landa Series 1910 Grove Way	15	-
Landa Series 593 Country Lane Drive	-	-
Landa Series 6436 Stone Terrace	-	-
Landa Series 6440 Woodstone Terrace	220	-
Landa Series 6848 Sandy Creek Drive	-	-
Landa Series 687 Utoy Court	-	-
Landa Series 729 Winter Lane	-	-
Landa Series 7349 Exeter Court	-	-
Landa Series 8645 Embrey Drive	-	-
Landa Series 8780 Churchill Place	-	-
Landa Series 8796 Parliament Place	-	-
Landa Series 8641 Ashley Way	-	-
Landa Series 8651 Ashley Way	-	-
Landa Series 8652 Ashley Way	-	-
Landa Series 8653 Ashley Way	-	-
Landa Series 8654 Ashley Way	-	-
Landa Series 8655 Ashley Way	-	-
Landa Series 8659 Ashley Way	-	-
Landa Series 8662 Ashley Way	-	-
Landa Series 8668 Ashley Way	-	-
Landa Series 8670 Ashley Way	-	-
Landa Series 8674 Ashley Way	-	-
Landa Series 8675 Ashley Way	-	-
Landa Series 8677 Ashley Way	-	-
Landa Series 8678 Ashley Way	-	-
Landa Series 8679 Ashley Way	-	-
Landa Series 8683 Ashley Way	-	-
Totals	$44,674	$24,459

9. REFINANCE NOTE

In January 2022, each of the following Series entered into a commercial promissory note (“Refinance Note”) with the Lender, which bear an interest rate of 4.80%. Each Refinance Note is secured by the Property underlying the respective Series.

The following table sets forth the net amounts as of June 30, 2022 and December 31, 2021.

Series	June 30, 2022	December 31, 2021
Landa Series 115 Sardis Street	$-	$-
Landa Series 1394 Oakview Circle	44,015	-
Landa Series 1701 Summerwoods Lane	-	-
Landa Series 1741 Park Lane	-	-
Landa Series 209 Timber Wolf Trail	61,750	-
Landa Series 2505 Oak Circle	76,700	-
Landa Series 271 Timber Wolf Trail	62,400	-
Landa Series 29 Holly Grove Road	84,500	-
Landa Series 1703 Summerwoods Lane	77,925	-
Landa Series 1712 Summerwoods Lane	67,535	-
Landa Series 1743 Summerwoods Lane	77,925	-
Landa Series 1750 Summerwoods Lane	77,925	-
Landa Series 4267 High Park Lane	104,250	-
Landa Series 4474 Highwood Park Drive	93,750	-
Landa Series 8569 Creekwood Way	49,400	-
Landa Series 9439 Lakeview Road	124,425	-
Landa Series 10167 Port Royal Court	82,500	-
Landa Series 1246 Elgin Way	95,250	-
Landa Series 1910 Grove Way	82,500	-
Landa Series 593 Country Lane Drive	71,250	-
Landa Series 6436 Stone Terrace	45,000	-
Landa Series 6440 Woodstone Terrace	46,500	-
Landa Series 6848 Sandy Creek Drive	64,500	-
Landa Series 687 Utoy Court	82,500	-
Landa Series 729 Winter Lane	82,500	-
Landa Series 7349 Exeter Court	71,500	-
Landa Series 8645 Embrey Drive	84,750	-
Landa Series 8780 Churchill Place	94,500	-
Landa Series 8796 Parliament Place	78,750	-
Landa Series 8641 Ashley Way	96,357	-
Landa Series 8651 Ashley Way	80,424	-
Landa Series 8652 Ashley Way	76,700	-
Landa Series 8653 Ashley Way	68,250	-
Landa Series 8654 Ashley Way	89,529	-
Landa Series 8655 Ashley Way	71,500	-
Landa Series 8659 Ashley Way	81,900	-
Landa Series 8662 Ashley Way	84,500	-
Landa Series 8668 Ashley Way	99,392	-
Landa Series 8670 Ashley Way	94,250	-
Landa Series 8674 Ashley Way	87,750	-
Landa Series 8675 Ashley Way	87,253	-
Landa Series 8677 Ashley Way	81,942	-
Landa Series 8678 Ashley Way	104,000	-
Landa Series 8679 Ashley Way	88,770	-
Landa Series 8683 Ashley Way	81,183	-
Total Combined	$3,358,200	$-

10. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

11. SUBSEQUENT EVENTS

The Company has evaluated events that occur after the balance sheet date through the date the unaudited financial statements are available to be issued. Management has evaluated events through September 27, 2022, the date these unaudited financial statements were available to be issued. All significant events have been disclosed.

Item 4. Exhibit Index

Exhibit No.	Exhibit Description

2.1	Certificate of Formation of Landa Properties A LLC (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Form 1-A dated December 1, 2020)*
2.2	Certificate of Amendment to the Certificate of Formation of Landa Properties A LLC (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Form 1-A dated December 1, 2020)*
2.3	Certificate of Amendment to the Certificate of Formation of Landa Properties A LLC (incorporated by reference to the copy thereof filed as Exhibit 2.3 to the Company’s Form 1-A dated December 1, 2020)*
2.4	Amended and Restated Limited Liability Company Operating Agreement of Landa App LLC (incorporated by reference to the copy thereof filed as Exhibit 2.4 to the Company’s Form 1-A dated August 2, 2022)*
2.5	Form of Certificate of Registered Series of a Limited Liability Company for Landa App LLC** (see the Master Series Table in the Company’s Form 1-A POS filed December 20, 2021 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for material terms of each Certificate of Registered Series of a Limited Liability Company for Landa App LLC)
3.1	Form of Series Operating Agreement** (see the Master Series Table in the Company’s Form 1-A POS filed December 20, 2021 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for material terms of each Series Operating Agreement)
3.2	Form of Series Designation (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company’s Form 1-A dated August 2, 2022)* (see “Description of the Properties and the Series” in Appendix B of the Company’s Form 1-A/A dated September 15, 2022 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for material terms of each Series Designation)
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Exhibit 4.1 to the Company’s Post-Effective Amendment to Form 1-A dated October 7, 2021)*
6.1	Form of Management Agreement (incorporated by reference to the copy thereof filed as Exhibit 6.30 to the Company’s Post-Effective Amendment to Form 1-A dated July 14, 2021)*
6.2	Broker Dealer Services Agreement, dated August 1, 2022, by and between Dalmore Group, LLC and Landa App LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Form 1-A dated August 2, 2022)*
6.3	Landa App License Agreement, dated October 2, 2020, by and between Landa Holdings, Inc. and each of the Series listed thereto (incorporated by reference to the copy thereof filed as Exhibit 6.25 to the Company’s Form 1-A dated December 1, 2020)*
6.4	Form of Promissory Note, by and between Landa Holdings, Inc. and a Landa App Series (Acquisition Note) (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Form 1-A dated August 2, 2022)* (see “Interest of Management and Others in Certain Transactions – Related Party Loans” in the Company’s Form 1-A POS filed December 20, 2021, “Description of the Properties and the Series – Loans” in Appendix B of the Company’s Form 1-A/A dated September 15, 2022 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for material terms of each Promissory Note with respect to each Series)
6.5	PPEX ATS Company Agreement, by and among North Capital Private Securities Corporation, Landa App LLC and each of the Series set forth therein (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Form 1-U dated June 29, 2021)*
6.6	Form of GA Lease Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U dated June 6, 2022)* (see “Current and Previous Series Offerings – Master Series Table” in the Company’s Form 1-A POS dated December 17, 2021, the Master Series Table in Appendix A of the Company’s Form 1-A/A dated September 15, 2022 and “Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” in this Form 1-SA for information with respect to material business terms of each Lease Agreement with respect to each Series)

*	Previously filed
**	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Landa App LLC

By:	Landa Holdings, Inc., its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chief Executive Officer

Date: September 27, 2022

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Yishai Cohen	Chairman, Chief Executive Officer and	September 27, 2022
Yishai Cohen	President of Landa Holdings, Inc. (Principal Executive Officer)

/s/ Charles Tomlinson	Head of Finance of Landa Holdings, Inc.	September 27, 2022
Charles Tomlinson	(Principal Financial Officer and Principal Accounting Officer)